AS FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION ON FEBRUARY 16, 2007                        REGISTRATION NO.: XXXXXXX
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              AFTERSOFT GROUP, INC.
                 (Name of small business issuer in its charter)

          DELAWARE                                               6770
(State or other jurisdiction                        (Primary Standard Industrial
     of incorporation)                               Classification Code Number)

                                   84-1108035
                                (I.R.S. Employer
                               Identification No.)

                    Savannah House, 11-12 Charles II Street,
                               London, UK SW1Y 4QU
                               011 44 207 451 2468
        (Address and telephone number of principal executive offices and principal place of business)
                             ----------------------
                           Corporation Service Company
                        2711 Centerville Road, Suite 400
                           Wilmington, Delaware 19808
                                 (302) 636 5401
           (Name, address, and telephone number of agent for service)

                          Copies of communications to:
                            L. STEPHEN ALBRIGHT, ESQ.
                              ALBRIGHT & BLUM, P.C.
                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                                 (818) 789-0779

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
======================= ============ ================ ================= ================
                                     PROPOSED MAXIMUM     PROPOSED
  TITLE OF SECURITIES   AMOUNT TO BE  OFFERING PRICE  MAXIMUM AGGREGATE    AMOUNT OF
   TO BE REGISTERED      REGISTERED    PER SHARE (1)   OFFERING PRICE   REGISTRATION FEE
----------------------- ------------ ---------------- ----------------- ----------------
Common Stock, par value
$0.0001 per share
("Common Stock")         71,250,000       $0.775         $55,218,750       $5,908.41
======================= ============ ================ ================= ================

     (1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based of the average of the bid and ask prices per share of our common stock, as reported on the OTC Bulletin Board on February 12, 2007.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. Our Majority Stockholder may not distribute or otherwise sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                                   PROSPECTUS

                 Dated February 16, 2007, Subject to completion

                              AFTERSOFT GROUP, INC.

                        71,250,000 SHARES OF COMMON STOCK


We have prepared this prospectus (the "Prospectus") to allow our majority stockholder, Auto Data Network, Inc., (the "Majority Stockholder" or "ADN") to distribute all 71,250,000 shares of our common stock (the "Shares") owned by ADN to ADN's shareholders as a dividend to its shareholders to effect ADN's previously announced spin-off of all of the Shares. We are not selling any securities for our own account under this Prospectus. Neither we nor ADN are receiving any consideration for the Shares, nor will either of us have any voting or dispositive power with respect to the Shares after the Shares are dividended to ADN's shareholders. ADN's shareholders who receive the dividend of Shares will receive the Shares without restriction on resale. The certificates evidencing the Shares will bear no legend unless the recipient of the dividend is our affiliate. Shareholders of ADN who receive the dividend and are not our affiliates may dispose of the Shares, if they so elect, without registration in jurisdictions where offers and sales are permitted and without delivery of any prospectus.

ADN plans to distribute the dividend to its shareholders as soon as practicable after this Registration Statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission. The ex-dividend date is expected to be no later than three (3) business days following the date upon which the Securities and Exchange Commission declares this Registration Statement effective.

Our common stock is quoted on the OTC Bulletin Board under the symbol "ASFG.OB" On February 12, 2007, the high and low bid prices of our common stock were 0.90 and 0.65 per share, respectively, as reported by the OTC Bulletin Board.

An investment in our securities involves a high degree of risk. We urge you to read carefully the "Risk Factors" section beginning on page 6 where we describe specific risks associated with an investment in Aftersoft Group, Inc.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
              SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
            THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY
             OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.



               THE DATE OF THIS PROSPECTUS IS FEBRUARY [ ], 2007.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I

Prospectus Summary......................................................       3
Risk Factors ...........................................................       6
Disclosure Regarding Forward-Looking Statements ........................      11
Use of Proceeds ........................................................      11
Determination of Offering Price ........................................      11
Dilution ...............................................................      12
Majority Stockholder Distributing Securities............................      12
Plan of Distribution ...................................................      12
Legal Proceedings ......................................................      13
Management .............................................................      14
Security Ownership of Certain Beneficial Owners and Management..........      15
Description of Securities...............................................      16
Experts.................................................................      16
Disclosure of Securities and Exchange Commission Position on
   Indemnification for Securities Act Liabilities ......................      16
Description of Business.................................................      17
Management's Discussion and Analysis or Plan of Operation...............      24
Description of Property.................................................      32
Certain Relationships and Related Transactions..........................      32
Market for Common Equity and Related Stockholder Matters................      32
Executive Compensation .................................................      33
Changes and Disagreements with Accountants on Accounting and
   Financial Disclosures................................................      34
Financial Information...................................................     F-1

PART II

Indemnification of Directors and Officers...............................       i
Other Expenses of Issuance and Distribution.............................       i
Recent Sales of Unregistered Securities ................................       i
Exhibits ...............................................................      ii
Undertakings ...........................................................      ii

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SHARES COVERED BY THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART WILL BE DIVIDENDED BY THE MAJORITY SHAREHOLDER TO ITS SHAREHOLDERS TO EFFECT A PREVIOUSLY ANNOUNCED SPIN-OFF OF THE COMPANY TO THE SHAREHOLDERS OF THE MAJORITY SHAREHOLDER. THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE THE DIVIDEND IS DISTRIBUTED. WE ARE NOT SELLING ANY SECURITIES FOR OUR OWN ACCOUNT UNDER. NEITHER WE NOR THE MAJORITY SHAREHOLDER ARE RECEIVING ANY CONSIDERATION FOR THE SHARES, NOR WILL EITHER OF US HAVE ANY VOTING OR DISPOSITIVE POWER WITH RESPECT TO THE SHARES AFTER THE SHARES ARE DIVIDENDED TO THE SHAREHOLDERS OF THE MAJORITY SHAREHOLDER. THE SHAREHOLDERS OF THE MAJORITY SHAREHOLDER WHO RECEIVE THE DIVIDEND OF SHARES WILL RECEIVE THE SHARES WITHOUT RESTRICTION ON RESALE. THE CERTIFICATES EVIDENCING THE SHARES WILL BEAR NO LEGEND UNLESS THE RECIPIENT OF THE DIVIDEND IS OUR AFFILIATE. SHAREHOLDERS OF ADN WHO RECEIVE THE DIVIDEND AND ARE NOT OUR AFFILIATE MAY DISPOSE OF THE SHARES, IF THEY SO ELECT, WITHOUT REGISTRATION. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY DISPOSITION OF OUR COMMON STOCK.


                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information elsewhere in this Prospectus, including our financial statements and the notes to those statements and the section titled "Risks Factors," regarding us and the common stock being offered for sale by means of this Prospectus.

UNLESS THE CONTEXT INDICATES OR REQUIRES OTHERWISE, (I) THE TERM "AFTERSOFT" REFERS TO AFTERSOFT GROUP, INC. AND ITS PRINCIPAL OPERATING SUBSIDIARIES; (II) THE TERM "MAM SOFTWARE" REFERS TO MAM SOFTWARE LIMITED; (III) THE TERM "AFS" REFERS TO AFTERSOFT NETWORK N.A., INC. AND ITS OPERATING SUBSIDIARIES; (IV) THE TERM "EXP DEALER SOFTWARE" REFERS TO EXP DEALER SOFTWARE LIMITED AND ITS OPERATING SUBSIDIARIES; AND (V) THE TERMS "WE," "OUR," "OURS," "US" AND THE "COMPANY" REFER COLLECTIVELY TO AFTERSOFT GROUP.

CORPORATE BACKGROUND

Our principal executive offices are located at Savannah House, 11-12 Charles II Street, London UK SW1Y 4QU and our phone number is 44 207 451 2468.

In December 2005,W3 Group, Inc. ("W3") consummated a reverse acquisition and changed its corporate name to Aftersoft Group, Inc. Previously, W3 was incorporated in February 1988 in Colorado and changed its state of incorporation to Delaware in May 2003. On December 21, 2005, an Acquisition Agreement (the "Agreement") was consummated among W3, a separate Delaware corporation named Aftersoft Group, Inc. ("Oldco") and Auto Data Network, Inc. ("ADN") in which W3 acquired all of the issued and outstanding shares of Oldco in exchange for issuing 32,500,000 shares of common stock of W3, par value $0.0001 per share (the "Common Stock"), to ADN, which was then the sole shareholder of the Company. At the time of the acquisition, W3 had no business operations. Concurrent with the acquisition, W3 changed its name to Aftersoft Group, Inc. and its corporate officers were replaced. The Board of Directors of the Company appointed three additional directors designated by ADN to serve until the next annual election of directors. As a result of the acquisition, former W3 shareholders owned 1,601,167, or 4.7% of the 34,101,167 total issued and outstanding shares of Common Stock and ADN owned 32,500,000 or 95.3% of the Company's Common Stock. On December 22, 2005, Oldco changed its name to Aftersoft Software, Inc. and is currently inactive. On August 25, 2006 the Company's wholly owned subsidiary Aftersoft Dealer Software Limited ("Aftersoft Dealer Software") acquired 100% of the issued and outstanding shares of EXP Dealer Software Limited ("EXP Dealer Software") from ADN in exchange for issuing 28,000,000 shares of Common Stock to ADN. On February 1, 2007, the Company consummated an agreement to acquire Dealer Software and Services Limited, a subsidiary of ADN, in exchange for issuing 16,750,000 shares of Common Stock to the shareholders of Dealer Software and Services Limited. As a result, ADN owns 71,250,000 shares or approximately 89.25% of our 79,821,167 shares of Common Stock outstanding. ADN is sometimes referred to in this Prospectus as the "Majority Stockholder".

THE COMPANY

Aftersoft provides software, information and services to businesses engaged in the automotive aftermarket in the U.S., UK and Canada and to the automotive dealership market in the UK. The automotive aftermarket consists of businesses associated with the life cycle of a motor vehicle from when the original manufacturer's warranty expires to when the vehicle is scrapped. Products sold by businesses engaged in this market include the parts, tires and auto services required to maintain and improve the performance or appeal of a vehicle throughout its useful life.

The Company's business management systems, information products and online services permit its customers to manage their critical day-to-day business operations through automated point-of-sale, inventory management, purchasing, general accounting and customer relationship management.

Our customer base consists of wholesale parts and tire distributors, retailers, franchisees, cooperatives, auto service chains and single location auto service businesses with high customer service expectations and complex commercial relationships.

The Company's revenues are derived from the following:

o        Business   management   systems   comprised  of  proprietary   software
         applications, implementation and training; and

o        Subscription-based    services,    including   software   support   and
         maintenance, information (content) products and online services.

DESCRIPTION OF THE BUSINESS

The Company has three wholly owned direct subsidiaries which operate separately:
MAM Software and EXP Dealer Software in the UK and AFS in the U.S.

The Company aims to meet the business needs of customers who are involved in the maintenance and repair of automobiles and light trucks in three key segments of the automotive aftermarket, namely parts, tires and auto service.

MAM Software

MAM Software provides business management software to businesses engaged in the automotive aftermarket in the UK. MAM Software specializes in providing reliable and competitive software solutions to the motor factoring (jobber), retailing, and wholesale distribution sectors. It also develops applications for vehicle repair management and provides solutions to the retail and wholesale tire industry. All MAM Software programs are based on the Microsoft Windows family of operating systems. Each program is fully compatible with the other applications in their range, enabling them to be combined to create a fully integrated package. MAM Software is based in Sheffield, UK.

AFS

AFS develops open business automation and distribution channel eCommerce systems for the automotive aftermarket supply chain. These systems are used by more than 3,000 leading aftermarket outlets, including tier one manufacturers, program groups, warehouse distributors, tire and service chains and independent installers. AFS products and services enable companies to generate new sales, operate more cost efficiently, accelerate inventory turns and maintain stronger relationships with suppliers and customers. AFS has three wholly owned subsidiaries operating separate businesses: AFS Warehouse Distribution Management, Inc. and AFS Tire Management, Inc., which are both based in Dana Point, California, and AFS Autoservice, Inc., which is based in Allentown, Pennsylvania. Together, these three subsidiaries comprise one of the largest providers of software to businesses engaged in the automotive aftermarket in the U.S. AFS Tire Management, Inc. was formerly known as CarParts Technologies, Inc.

EXP Dealer Software

EXP Dealer Software sells proprietary software and professional services to the automotive dealership sector of the automotive market in the UK. Management software and services tailored to automotive dealers represent a potential market of $15 billion worldwide with the top five current suppliers to this market representing less than 15% of this total.

EXP Dealer Software has three direct operating subsidiaries. MMI Automotive Limited, ("MMI Automotive") is based in Swindon, UK. Dealer Software and Services Limited ("DSS") is based in London, UK. Both provide software products and services to automotive dealerships to help increase business efficiency and profitability within these low-margin businesses. Their clients include Ford UK, Honda, Mitsubishi UK, Vauxhall (General Motors), Audi, and Volkswagen. Chester, UK-based Anka Design Limited ("Anka Design") is a "below the line" advertising and design business serving the automotive and technology sectors. Dealer Software and Services Limited owns a minority interest of DCS Automotive, which is a division of DCS Group, PLC. DCS Automotive is a leading provider of dealer management systems ("DMS") to the automotive retail sector in Europe.

THE OFFERING

Shares to be distributed by the
Majority Stockholder  ...................... 71,250,000  shares of Common  Stock
                                             (the "Shares")

Shares outstanding prior to the
distribution  .............................. 79,821,167

Shares to be outstanding
following the dividend   ................... 79,821,167

Use of proceeds  ........................... We will not  receive  any  proceeds from the distribution.  We estimate
                                             the   expenses   related   to   the
                                             distribution,   such  as  printing,
                                             legal   and   accounting   will  be
                                             approximately $85,000.

Risk Factors  .............................. An  investment  in our Common Stock is  subject to  significant  risks.
                                             You should  carefully  consider the
                                             information  set forth in the "Risk
                                             Factors" section  beginning on page
                                             6  as  well  as  other  information
                                             set   forth  in  this   Prospectus,
                                             including our financial  statements
                                             and related notes.

Dividend policy  ........................... We intend to retain any earnings to finance the  development and growth
                                             of   our    business   and   retire
                                             liabilities. Accordingly, we do not
                                             anticipate that we will declare any
                                             cash  or  stock  dividends  on  our
                                             Common  Stock  for the  foreseeable
                                             future.   See  "Market  for  Common
                                             Equity  and   Related   Stockholder
                                             Matters" on page 33.

Plan of Distribution  ...................... The Shares of Common  Stock will be
                                             distributed    by   the    Majority
                                             Stockholder    pursuant   to   this
                                             Prospectus  through a  dividend  to
                                             the ADN  Shareholders in the manner
                                             described     under     "Plan    of
                                             Distribution" on page 12  to effect
                                             ADN's previously announced spin-off
                                             of all of the Shares.

OTC Bulletin Board symbol  ................. ASFG.OB

SUMMARY FINANCIAL DATA

The following summary financial information is taken from our financial statements included elsewhere in this Prospectus and should be read along with the financial statements and the related notes in their entirety.

INCOME STATEMENT DATA

(In thousands, except share data)

                                          Six Months Ended                 Years Ended
                                    ---------------------------   ----------------------------
                                    December 31,   December 31,     June 30,        June 30,
                                        2006           2005           2006            2005
                                    ------------   ------------   ------------    ------------
                                     (unaudited)    (unaudited)     (audited)       (audited)
Total revenue ...................   $     12,639   $      9,624   $     19,261    $     22,062
Costs and operating expenses ....   $     10,824   $      9,334   $     20,503    $     19,670
Net income / (loss) .............   $      1,877   $        369   $       (972)   $      1,938
Net income / (loss) per share ...   $       0.03   $       0.01   $      (0.03)   $       0.06
Weighted average number of shares     54,657,167     32,587,020     33,651,233      30,701,671


BALANCE SHEET DATA

                                    December 31,   December 31,     June 30,        June 30,
                                        2006           2005           2006            2005
                                    ------------   ------------   ------------    ------------
                                    (unaudited)     (unaudited)     (audited)       (audited)
Total assets ....................   $     41,059   $     34,471   $     34,421    $     34,597
Cash ............................   $        767   $        112   $        423    $        194
Total liabilities ...............   $     13,726   $     11,372   $     11,663    $     11,810
Working capital (deficiency) ....   $     (3,130)  $     (3,137)  $     (3,954)   $     (3,517)
Shareholders' equity ............   $     27,333   $     23,099   $     22,758    $     22,787


                                  RISK FACTORS

OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS ARE SUBJECT TO A NUMBER OF RISK FACTORS, BOTH THOSE THAT ARE KNOWN TO US AND IDENTIFIED BELOW AND OTHERS THAT MAY ARISE FROM TIME TO TIME. THESE RISK FACTORS COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SUGGESTED BY FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT AND ELSEWHERE, AND MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS. IF ANY OF THOSE RISK FACTORS SHOULD OCCUR, MOREOVER, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE, AND INVESTORS IN OUR SECURITIES COULD LOSE ALL OR PART OF THEIR INVESTMENT IN OUR SECURITIES. THESE RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY'S PROSPECTS. THE MATERIAL BELOW SUMMARIZES CERTAIN RISKS AND IS NOT INTENDED TO BE EXHAUSTIVE.

WE HAVE A LIMITED OPERATING HISTORY THAT MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND TO PREDICT OUR FUTURE OPERATING RESULTS.

We were known as W3 Group, Inc. and had no operations in December 2005, at which time we engaged in a reverse acquisition; therefore, we have limited historical operations. Two of our subsidiaries, MAM UK Limited and AFS Tire Management, Inc. (f/k/a CarParts Technologies, Inc.) have operated since 1984 and 1997, respectively, as independent companies under different management until our parent, ADN, acquired MAM Software in April 2003 and CarParts Technologies, Inc. in August 2004. We have now integrated a third subsidiary as a result of the acquisition of EXP Dealer Software from ADN in August 2006. Its MMI Automotive subsidiary has been in operation since March 1981. In February 2007 we acquired Dealer Software and Services ("DSS") from ADN. DSS owns a minority interest of DCS Automotive Limited, which was established in 1976. DCS Automotive is a leading provider of dealer management systems (DMS) to the automotive retailer sector in Europe and is a division of DCS Group, PLC. Since the reverse merger in December

2005, we have been primarily engaged in organizational activities, including developing a strategic operating plan and developing, marketing and selling our products.

WE MAY FAIL TO ADDRESS RISKS WE FACE AS A DEVELOPING BUSINESS WHICH COULD ADVERSELY AFFECT THE IMPLEMENTATION OF OUR BUSINESS PLAN.

We are prone to all of the risks inherent in the establishment of any new business venture. You should consider the likelihood of our future success to be highly speculative in light of our limited operating history, as well as the limited resources, problems, expenses, risks and complications frequently encountered by entities at our current stage of development.

To address these risks, we must, among other things,

         o implement and successfully execute our business and marketing strategy;

         o continue to develop new products and upgrade our existing products;

         o        respond to industry and competitive developments;

         o        attract, retain, and motivate qualified personnel; and

         o obtain equity and debt financing on satisfactory terms and in timely fashion in amounts adequate to implement our business plan and meet our obligations.

We may not be successful in addressing these risks. If we are unable to do so, our business prospects, financial condition and results of operations would be materially adversely affected.

WE MAY FAIL TO SUCCESSFULLY DEVELOP, MARKET AND SELL OUR PRODUCTS.

To achieve profitable operations, we, along with our subsidiaries, must continue to successfully improve, market and sell existing products and develop, market and sell new products. Our product development efforts may not be successful. The development of new software products is highly uncertain and subject to a number of significant risks. The development cycle--from inception to installing the software for customers--can be lengthy and uncertain. The ability to market the product is unpredictable and may cause delays. Potential products may appear promising at early stages of development, and yet may not reach the market for a number of reasons.

WE PLAN TO RAISE CAPITAL WITHIN THE NEXT FEW MONTHS AND THE FAILURE TO DO SO COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE PLANS AND RESULTS.

We plan to raise funds through a private placement of securities in the next two to three months to finance acquisitions and to reduce the Company's outstanding obligations. There can be no assurance that the Company will succeed in raising sufficient financing on acceptable terms or in a timely matter.

ADDITIONAL ISSUANCES OF SECURITIES WILL DILUTE YOUR STOCK OWNERSHIP AND COULD AFFECT OUR STOCK PRICE.

Our Articles of Incorporation authorize the issuance of an aggregate of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, on such terms and at such prices as the Board of Directors of the Company may determine. As of February 6, 2007, the Company had 79,821,167 shares of Common Stock issued and outstanding and no Preferred Stock issued. An amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to 150,000,000 shares was approved by written consent on January 16, 2007 by the holders of a majority of the voting power of outstanding Common Stock. The Company has filed an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission. The Amendment will become effective twenty (20) days after we mail the Information Statement to our securityholders and after the filing a Certificate of Amendment to our Certificate of Incorporation with the Delaware Secretary of State. The additional shares are intended to provide us with the necessary flexibility to undertake and complete plans within the next two to three months to raise funds through a private placement of securities of an as-yet undetermined amount of as-yet undetermined securities at an as-yet undetermined price. Neither the approval of the amendment to increase our authorized stock nor the filing of same with the Delaware Secretary of State are pre-requisites for the approval and effectiveness of this Registration Statement.

In addition, we may pursue acquisitions that could include issuing equity, but we have no current arrangements to do so.

Any such issuances of securities would have a dilutive effect on current ownership of Aftersoft stock. The market price of our Common Stock could fall in response to the sale of a large number of shares, or the perception that sales of a large number of shares could occur.

WE OR OUR SUBSIDIARIES ARE ENGAGED IN LITIGATION WHICH COULD MATERIALLY ADVERSELY AFFECT US IF NOT RESOLVED OR SETTLED ON FAVORABLE TERMS.

In the course of operating our business, we or our subsidiaries are subject to litigation from time to time and are currently engaged in some litigation which could materially adversely affect us or the price of our securities if not resolved or settled on favorable terms. See "Legal Proceedings" on page 13.

WE MAY ENCOUNTER SIGNIFICANT FINANCIAL AND OPERATING RISKS IF WE GROW OUR BUSINESS THROUGH ACQUISITIONS.

As part of our growth strategy, we may seek to acquire or invest in complementary or competitive businesses, products or technologies. The process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. We may allocate a significant portion of our available working capital to finance all or a portion of the purchase price relating to possible acquisitions although we have no immediate plans to do so. Any future acquisition or investment opportunity may require us to obtain additional financing to complete the transaction. The anticipated benefits of any acquisitions may not be realized. In addition, future acquisitions by us could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our operating results and financial position. Acquisitions also involve other risks, including entering markets in which we have no or limited prior experience.

AN INCREASE IN COMPETITION FROM OTHER SOFTWARE MANUFACTURERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO GENERATE REVENUE AND CASH FLOW.

Competition in our industry is intense. Potential competitors in the U.S. and Europe are numerous. Most have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Our competitors may be able to develop products before us or develop more effective products or market them more effectively which would limit our ability to generate revenue and cash flow.

THE PRICES WE CHARGE FOR OUR PRODUCTS MAY DECREASE AS A RESULT OF COMPETITION AND OUR REVENUES COULD DECREASE AS A RESULT.

We face potential competition from very large software companies, including Oracle, Microsoft and SAP that could offer Enterprise Resource Planning ("ERP") and Supply Chain Management ("SCM") products to our target market of small- to medium-sized businesses servicing the automotive aftermarket. The Company has not competed with any of these larger software and service companies directly to date, however there can be no assurance that those companies will not develop or acquire a competitive product or service in the future. Our business would be dramatically affected by price pressure if these larger software companies attempted to gain market share through the use of highly discounted sales and extensive marketing campaigns.

IF WE FAIL TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE, OUR TECHNOLOGIES AND PRODUCTS COULD BECOME LESS COMPETITIVE OR OBSOLETE.

The software industry is characterized by rapid and significant technological change. We expect that automotive technology will continue to develop rapidly, and our future success will depend on our ability to develop and maintain a competitive position through technological development.

WE DEPEND ON PATENT AND PROPRIETARY RIGHTS TO DEVELOP AND PROTECT OUR TECHNOLOGIES AND PRODUCTS, WHICH RIGHTS MAY NOT OFFER US SUFFICIENT PROTECTION.

The software industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend on our ability to obtain and enforce protection for products that we develop under U.S. and foreign patent laws and other intellectual property laws, preserve the confidentiality of our trade secrets and operate without infringing the proprietary rights of third parties.

We also rely upon trade secret protection for our confidential and proprietary information. Others may independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets or disclose our technology. We may not be able to meaningfully protect our trade secrets which could limit our ability to exclusively produce products.

We require our employees, consultants, and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment or consulting relationships or collaboration with us. These agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information.

IF WE BECOME SUBJECT TO ADVERSE CLAIMS ALLEGING INFRINGEMENT OF THIRD-PARTY PROPRIETARY RIGHTS, WE MAY INCUR UNANTICIPATED COSTS AND OUR COMPETITIVE POSITION MAY SUFFER.

We are subject to the risk that we are infringing on the proprietary rights of third parties. Although we are not aware of any infringement by our technology on the proprietary rights of others and are not currently subject to any legal proceedings involving claimed infringements, we cannot assure you that we will not be subject to such third-party claims, litigation or indemnity demands and that these claims will not be successful. If a claim or indemnity demand were to be brought against us, it could result in costly litigation or product shipment delays or force us to stop selling such product or providing such services or to enter into royalty or license agreements.

OUR SOFTWARE AND INFORMATION SERVICES COULD CONTAIN DESIGN DEFECTS OR ERRORS WHICH COULD AFFECT OUR REPUTATION, RESULT IN SIGNIFICANT COSTS TO US AND IMPAIR OUR ABILITY TO SELL OUR PRODUCTS.

Our software and information services are highly complex and sophisticated and could, from time to time, contain design defects or errors. We cannot assure you that these defects or errors will not delay the release or shipment of our products or, if the defect or error is discovered only after customers have received the products, that these defects or errors will not result in increased costs, litigation, customer attrition, reduced market acceptance of our systems and services or damage to our reputation.

IN THE EVENT OF A FAILURE IN A CUSTOMER'S COMPUTER SYSTEM INSTALLED BY US, A CLAIM FOR DAMAGES MAY BE MADE AGAINST US REGARDLESS OF OUR RESPONSIBILITY FOR THE FAILURE, WHICH COULD EXPOSE US TO LIABILITY.

We provide business management solutions that we believe are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure of a customer's system installed by us could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations on liability we include in our agreements will be enforceable in all cases, or that those limitations on liability will otherwise protect us from liability for damages. Furthermore, there can be no assurance that our insurance coverage will be adequate or that coverage will remain available at acceptable costs. Successful claims brought against us in excess of our insurance coverage could seriously harm our business, prospects, financial condition and results of operations. Even if not successful, large claims against us could result in significant legal and other costs and may be a distraction to our senior management.

IF WE LOSE KEY MANAGEMENT OR OTHER PERSONNEL OUR BUSINESS WILL SUFFER.

We are highly dependent on the principal members of our management staff. We also rely on consultants and advisors to assist us in formulating our development strategy. Our success also depends upon retaining key management and technical personnel, as well as our ability to continue to attract and retain additional highly-qualified personnel. We may not be successful in retaining our current personnel or hiring and retaining qualified personnel in the future. If we lose the services of any of our management staff or key technical personnel, or if we fail to continue to attract qualified personnel, our ability to acquire, develop or sell products would be adversely affected.

OUR MANAGEMENT AND INTERNAL SYSTEMS MIGHT BE INADEQUATE TO HANDLE OUR POTENTIAL GROWTH.

Our success will depend in significant part on the expansion of our operations and the effective management of growth. This growth will place a significant strain on our management and information systems and resources and operational and financial systems and resources. To manage future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. Our management may not be able to manage our growth effectively. If our systems, procedures, controls, and resources are inadequate to support our operations, our expansion would be halted and we could lose our opportunity to gain significant market share. Any inability to manage growth effectively may harm our ability to institute our business plan.

BECAUSE WE HAVE INTERNATIONAL OPERATIONS, WE WILL BE SUBJECT TO RISKS OF CONDUCTING BUSINESS IN FOREIGN COUNTRIES.

International operations constitute a significant part of our business, and we are subject to the risks of conducting business in foreign countries, including:

         o        difficulty   in   establishing   or   managing    distribution
                  relationships;

         o different standards for the development, use, packaging and marketing of our products and technologies;

         o our ability to locate qualified local employees, partners, distributors and suppliers;

         o the potential burden of complying with a variety of foreign laws and trade standards; and

         o general geopolitical risks, such as political and economic instability, changes in diplomatic and trade relations, and foreign currency risks and fluctuations.

THE MARKET FOR OUR COMMON STOCK IS LIMITED AND YOU MAY NOT BE ABLE TO SELL YOUR COMMON STOCK.

Our Common Stock is currently traded on the Over-The-Counter Bulletin Board, not on a national securities exchange. The market for purchases and sales of the Company's Common Stock is limited and therefore the sale of a relatively small number of shares could cause the price to fall sharply. Accordingly, it may be difficult to sell shares quickly without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

THE PRICE OF OUR COMMON STOCK IS LIKELY TO BE VOLATILE AND SUBJECT TO WIDE FLUCTUATIONS.

The market price of the securities of software companies has been especially volatile. Thus, the market price of our Common Stock is likely to be subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, or, if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our Common Stock could decline. If the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of our Common Stock could fall for reasons unrelated to our business, results of operations and financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

IF SECURITIES OR INDUSTRY ANALYSTS DO NOT PUBLISH RESEARCH REPORTS ABOUT OUR BUSINESS, OF IF THEY MAKE ADVERSE RECOMMENDATIONS REGARDING AN INVESTMENT IN OUR STOCK, OUR STOCK PRICE AND TRADING VOLUME MAY DECLINE.

The trading market for our Common Stock may be influenced by the research and reports that industry or securities analysts publish about our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no industry or securities analysts commence coverage of our company, the trading price of our stock could be negatively impacted. In the event we obtain industry or security analyst coverage, if one or more of the analysts downgrade our stock or comment negatively on our prospects, our stock price would likely decline. If one of more of these analysts cease to cover us or our industry or fails to publish reports about our Company regularly, our Common Stock could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline.

WE DO NOT INTEND TO DECLARE DIVIDENDS ON OUR COMMON STOCK.

We will not distribute dividends to our stockholders until and unless we can develop sufficient funds from operations to meet our ongoing needs and implement our business plan. The time frame for that is inherently unpredictable, and you should not plan on it occurring in the near future, if at all.


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions "Risk Factors," "Business" and in other sections of this Prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements which are
subject  to  risks,   uncertainties   and  assumptions  about  us,  may  include
projections of our future financial performance, or anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the section entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors." Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness or any of these forward-looking statements.


                                 USE OF PROCEEDS

Neither the Company nor the Majority Stockholder will receive any proceeds from the distribution of the Shares. Once the shares are registered, the Majority Stockholder will dividend the Shares to its shareholders in order to effect the Majority Stockholder's previously announced spin-off of the Shares. Shareholders of the Majority Stockholder who receive the dividend and are not our affiliates may dispose of the Shares, if they so elect, without registration or delivery of any prospectus in jurisdictions where offers and sales are permitted and neither we nor the Majority Stockholder will receive any proceeds of any such disposition by those shareholders.


                         DETERMINATION OF OFFERING PRICE

The Majority Stockholder intends to dividend the Shares to its stockholders as soon as practicable after the Registration Statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; consequently, there is no offering price being established for the dividend of the Shares to the shareholders of the Majority Stockholder. If any shareholder of the Majority Stockholder who receives the Shares in the dividend by the Majority Stockholders thereafter disposes of the Shares, such shareholder may determine the price at which those Shares are resold and neither the Company nor ADN will determine any such price.

                                    DILUTION

As of February 6, 2007, we had 79,821,167 shares of Common Stock issued and outstanding. This number includes the Shares. Further, neither the registration of the Shares nor the subsequent distribution of the Shares by the Majority Stockholder will have a dilutive effect on our stock.


                  MAJORITY STOCKHOLDER DISTRIBUTING SECURITIES

ADN (sometimes also referred to in this Prospectus as the Majority Stockholder) intends to distribute the Shares, all of which are presently owned by ADN, as a previously announced dividend to shareholders of ADN as soon as practicable after the Registration Statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission. The ex-dividend date for that distribution of the Shares is expected to be no later than three (3) business days following the date upon which the Securities and Exchange Commission declares this Registration Statement effective. The following table sets forth the name of the Majority Stockholder, the number of shares owned by the Majority Stockholder and the number of shares whose distribution is covered by the Registration Statement of which this Prospectus is a part. We are not selling any securities for our own account under this Prospectus. Neither we nor ADN are receiving any consideration for the Shares, nor will either of us have any voting or dispositive power with respect to the Shares after the Shares are dividended to ADN's shareholders. ADN's shareholders who receive the dividend of Shares will receive the Shares without restriction on resale. The certificates evidencing the Shares will bear no legend no restriction on transfer unless the recipient of the dividend is our affiliate. Shareholders of ADN who receive the dividend and are not our affiliates may dispose of the Shares, if they so elect, without registration in jurisdictions where offers and sales are permitted and without delivery of any prospectus.

Pursuant to Rule 416 under the Securities Act, the Registration Statement of which this Prospectus is a part also covers any additional shares of our Common Stock which become issuable in connection with such Shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our Common Stock. The following table has been prepared on the assumption that all Shares offered under this Prospectus will be distributed as a dividend to the shareholders of the Majority Stockholder. Since its acquisition by the Majority Stockholder in December 2005, the Company has operated as a subsidiary of the Majority Stockholder. The Company will cease to be a subsidiary of the Majority Stockholder upon consummation of the dividend of the Shares by the Majority Stockholder. Percentages in the table below are based on 79,821,167 shares of our Common Stock issued and outstanding as of February 6, 2007.

-------------------------------- -------------- ---------------- ---------------- ----------------- -----------------
                                 Number of                       Percentage of    Number of         Percent of
                                 Shares Held    Number of        Ownership        Shares Being      Ownership
Name and Address of              Prior to       Shares to Be     Prior to         Distributed as    Following the
Selling Shareholder              Offering       Offered          Offering         a Dividend        Distribution
                                                                                                    (1)
-------------------------------- -------------- ---------------- ---------------- ----------------- -----------------
Auto Data Network, Inc.
712 Fifth Avenue                 71,250,000     71,250,000       89.25%           71,250,000             0%
19th Floor
New York, NY  10019

(1) As promptly as practicable after the Registration Statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission, ADN intends to distribute all of the Shares to shareholders of ADN in consummation of a previously-announced dividend by ADN.


                              PLAN OF DISTRIBUTION

ADN, our majority stockholder, is distributing all 71,250,000 Shares owned by ADN to shareholders of ADN as a dividend to its shareholders to effect ADN's previously announced spin-off of all of the Shares. ADN plans to distribute the dividend to its shareholders as soon as practicable after this Registration Statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission. The ex-dividend date is expected to be no later than three (3) business days following the date upon which the Securities and Exchange Commission declares this Registration Statement effective.

ADN's shareholders who receive the dividend of Shares will receive the Shares without restriction on resale. The certificates evidencing the Shares will bear no legend unless the recipient of the dividend is our affiliate. Shareholders of ADN who receive the dividend and are not our affiliates may dispose of the Shares, if they so elect, without registration in jurisdictions where offers and sales are permitted and without delivery of any prospectus. ADN's shareholders who receive the dividend of Shares (and their respective donees, transferees and other successors in interest who may dispose of Shares after the date of this Prospectus whether in a sale or other disposition or otherwise as a gift, partnership or other non-sale-related transfer), will act independently of the Company and of ADN in making any decisions with respect to the timing, manner and size of any subsequent disposition of Shares by any of them.

                                LEGAL PROCEEDINGS

From time to time, the Company is subject to various legal claims and proceedings arising in the ordinary course of business. The ultimate disposition of these proceedings could have a materially adverse effect on the consolidated financial position or results of operations of the Company.

As previously reported in the Company's Form 10-QSB filed on February 14, 2007, the Company was informed of a verdict against CarParts Technologies, Inc. ("CarParts") in favor of Aidan McKenna in litigation in the Court of Common Pleas of Allegheny County, Pennsylvania. The judgment was for the principal amount of $3,555,000 and stems from a complaint filed by Mr. McKenna on November 13, 2002 regarding an asset purchase transaction. CarParts is now known as AFS Tire Management, Inc. ("AFS Tire"). AFS Tire is a wholly owned subsidiary of Aftersoft Network N.A, Inc., which, in turn, is a wholly owned subsidiary of the Company.

In a companion case to the aforementioned action, Mr. McKenna filed a Request for Entry of Sister State Judgment in the Superior Court of California for Orange County seeking the enforcement of his Pennsylvania judgment against CarParts in Orange County, California. In response, CarParts filed a Motion to Vacate Entry of Judgment on Sister State Judgment or to Stay Enforcement of Judgment. The hearing on that motion was set for and heard on September 7, 2006. At the hearing, CarParts' motion was denied.

In September 2006, Mr. McKenna filed another action in the Court of Common Pleas of Allegheny County, Pennsylvania. This new action seeks to enforce Mr. McKenna's previously described judgment against CarParts against several new entities, including AFS Tire Management, Inc., AFS Warehouse Distribution Management, Inc., AFS Autoservice, Inc., Auto Data Network, Inc. and the Company. This new action alleges that all of these entities are liable for payment of the CarParts judgment obtained by Mr. McKenna.

The Company is actively engaged in negotiations to resolve both of the outstanding claims brought by Mr. McKenna. Any such settlement could involve the issuance by the Company of securities. Any such issuance of securities would dilute the interests of existing stockholders. Definitive settlement agreements might require that some or all of the securities issued in any settlement would be preferred stock or other senior securities with rights superior and prior to those of holders of Common Stock with respect to dividends, liquidation, voting or otherwise, including affirmative or negative covenants restricting the Company. Any settlement might also require the payment of substantial sums of cash. Any of the foregoing might adversely affect the holders of the Common Stock or restrict the ability of the Company to implement its business plan absent additional financing. Failure to achieve settlements might result in litigation expense and distraction of management attention from business operations, and might otherwise have a materially adverse effect on the Company if Mr. McKenna were to enforce claims against the Company or any of its assets. The Company presently anticipates that on-going negotiations with Mr. McKenna will result in definitive agreements with them satisfactory to the Company. In connection with the acquisition by the Company from ADN of corporate assets including the business which is subject to the litigation by Mr. McKenna, ADN gave the Company the benefit of certain representations made to ADN when the business was acquired by ADN, and management of the Company would seek to rely upon those representations if matters are not resolved to the satisfaction of the Company.

Homann Tire LTD filed a  complaint  against the  Company's  subsidiary  AFS Tire
Management, Inc. (f/k/a CarParts Technologies, Inc.) in California District Court on August 11, 2005 regarding the Company's obligations pursuant to a software license agreement that it entered into with Homann Tire on October 18, 2002. Homann Tire LTD filed a complaint against the Company's subsidiary AFS Tire Management, Inc. in California District Court on August 11, 2005 regarding the Company's obligations pursuant to a software license agreement that it entered into with Homann on October 18, 2002. The Company continues to negotiate with Homann and anticipates completing an agreement in the near future.


                                   MANAGEMENT

Our executive officers, directors and other significant employees and their ages and positions are as follows:

       Name              Age                        Position
--------------------------------------------------------------------------------

Ian Warwick              47       Chief Executive Officer and Chairman of the
                                     Company
Michael O'Driscoll       54       Chief Financial Officer and Director of the
                                     Company
Michael Jamieson         39       Chief Operating Officer and Director of the
                                     Company; Chief Executive Officer of MAM
                                     Software

Simon Chadwick           38       Vice President of Strategy and Technology
                                     of the Company

IAN WARWICK has served as Chief Executive Officer and Chairman of the Board since December 2005. Since 1994, Mr. Warwick has built early-stage technology companies, some of which have culminated in stock market listings. Mr. Warwick has extensive experience of corporate finance, particularly linked to fundraising and private equity placements. Mr. Warwick is also Chief Executive Officer, President and Chairman of Auto Data Network, Inc., which is the largest shareholder of the Company.

MICHAEL O'DRISCOLL has served as Chief Financial Officer and been a director of Aftersoft Group since July December 2005. From 1995 to date December 2005, Mr. O'Driscoll serves as a Non-Executive Chairman of QV Foods Limited, a large produce supplier to Marks & Spencer, Sainsbury, Tesco and the UK wholesale market. QV Foods is a private company with annual revenue of 45 million GBP.He is also a non-executive director of its holding company A.H.Worth Limited. Previously Mr. O'Driscoll served as Financial Director and Secretary of Merrydown plc where he oversaw the float on the Unlisted Securities Market of London Stock Exchange as Chief Financial Officer, ultimately taking it to full listing at 60 million GBP market capitalization.

MICHAEL JAMIESON has served as Chief Operating Officer and a director of Aftersoft since December 2005. Mr. Jamieson has served as Chief Executive Officer of Aftersoft's subsidiary MAM Software Limited since 2004. Mr. Jamieson joined MAM in 1991 in its installation and configuration department and has held a number of positions within MAM's implementation and support departments until his appointment as Department Manager for Workshop and Bodyshop Systems in 1995. Mr. Jamieson was promoted to the position of Associate Director of Workshop and Bodyshop Systems in 2002 before taking his current role as CEO in 2004.

SIMON CHADWICK has served as Vice President of Strategy and Technology since December 2005. Mr. Chadwick has spent the last nine years managing and directing early-stage technology companies, a number of which have culminated in stock market listings. Mr. Chadwick also has extensive experience of strategic planning and technology solutions, having served as Chief Technology Officer in a number of businesses. Mr. Chadwick has previously served as a consultant to the advertising industry while spending several years as operations director at an advertising agency.

The Company does not have a separate audit committee currently, but intends to form one at the next board meeting. The board of directors has determined that Michael O'Driscoll is a financial expert as defined in Regulation S-B promulgated under the Securities Act. Mr. O'Driscoll is not independent as that term is used in Schedule 14A of the Exchange Act. The Company also intends to establish a compensation committee and corporate governance and nominating committees.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT


         The following tables set forth certain information regarding the beneficial ownership of the Common Stock as of February 6, 2007 by (a) each stockholder who is known by the Company to own beneficially 5% or more of the outstanding Common Stock; (b) all directors; (c) (i) the Company's chief executive officer, and (ii) the Company's only highly compensated executive officer other than the chief executive officer who was serving as an executive officer of the Company at the end of the Company's last completed fiscal year; and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock. The percentage of beneficial ownership is based upon 79,821,167 shares of Common Stock outstanding as of February 6, 2007. Unless otherwise identified, the address of the directors and officers of the Company listed above is c/o Aftersoft Group, Inc., Savannah House, 11-12 Charles II Street, London UK SW1Y 4QU.


                                                                Percent of class
    Name and Address of               Amount and Nature of         of Common
     Beneficial Owner                 Beneficial Ownership          Stock(1)

Auto Data Network, Inc.(3)                71,250,000                89.25%
712 Fifth Avenue 19th Floor
New York, NY  10019

Ian Warwick (2) (3)                           0                         0%
Chief Executive Officer
and Chairman

Michael Jamieson (3)                          0                         0%
Chief Operating Officer and
Director of the Company and
Chief Executive Officer of
MAM Software Ltd.

Michael O'Driscoll (3)                        0                         0%
Chief Financial Officer and
 Director

Executive Officers and Directors              0                         0%
as a group (4 persons)


(1) Based on a total of 79,821,167 shares of Common Stock outstanding. In accordance with Securities and Exchange Commission rules, each person's percentage interest is calculated by dividing the number of shares that person beneficially owns by the sum of (a) the total number of shares outstanding on February 6, 2007 plus (b) the number of shares such person has the right to acquire within sixty (60) days of February 6, 2007.

(2) Mr. Warwick, as the Chief Executive Officer of ADN, has power to vote and dispose of Common Stock owned by ADN. Mr. Warwick disclaims beneficial ownership of the 71,250,000 shares of Common Stock held by ADN.

(3) None of the parties will be beneficial owners of Aftersoft shares immediately upon consummation.

                            DESCRIPTION OF SECURITIES

DESCRIPTION OF CAPITAL STOCK

NUMBER OF AUTHORIZED AND OUTSTANDING SHARES. Currently, our Articles of Incorporation authorize the issuance of an aggregate of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, on such terms and at such prices as the Board of Directors of the Company may determine. An amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to 150,000,000 shares was approved by written consent on January 16, 2007 by the holders of a majority of the voting power of our outstanding Common Stock. The Company has filed an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission. The Amendment will become effective twenty (20) days after we mail the Information Statement to our securityholders and after the filing a Certificate of Amendment to our Certificate of Incorporation with the Delaware Secretary of State.

As of February 6, 2007, the Company had 79,821,167 shares of Common Stock issued and outstanding and no Preferred Shares issued.

VOTING RIGHTS. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock issued and outstanding will be able to elect all of our directors and to approve or disapprove any other matter submitted to a vote of all stockholders.

OTHER. Holders of Common Stock have no preemptive rights to purchase our Common Stock.

DIVIDEND. We have never declared or paid cash dividends on our Common Stock, and our board of directors does not intend to declare or pay any dividends on the Common Stock in the foreseeable future.

TRANSFER AGENT. Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless we are satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The transfer agent for our Common Stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South Suite 430 Denver, Colorado 80209.


                                     EXPERTS

The consolidated financial statements included in this prospectus of Aftersoft Group, Inc. and subsidiaries as of June 30, 2006 and for each of the years in the two-year period then ended, have been audited by Corbin & Company, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Albright & Blum, P.C., attorneys at law, 17337 Ventura Boulevard, Suite 208, Encino, CA 91316 has passed upon the validity of the securities being offered hereby. Albright & Blum, P.C. was not hired on a contingent basis, nor will it receive a direct or indirect interest in the business of issuer. Further, it is not nor will be a promoter, underwriter, voting trustee, director, officer, or employee of the issuer.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law authorizes us to indemnify any director or officer under prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being one of our directors or officers if it is determined that the person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Aftersoft pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.


                             DESCRIPTION OF BUSINESS

We provide software, information and services to the automotive aftermarket in the U.S., UK and Canada and to the automotive dealership market in the UK. The automotive aftermarket consists of businesses associated with the life cycle of a motor vehicle--from when the original manufacturer's warranty expires to when the vehicle is scrapped. The market includes the parts, tires and auto services required to maintain and improve the performance or appeal of a vehicle throughout its useful life.

We provides business management systems, information products and online services that businesses engaged in the automotive aftermarket use to manage their critical day-to-day business operations through automated point-of-sale, inventory management, purchasing, general accounting and customer relationship management.

Our customer base consists of wholesale parts and tire distributors, retailers, franchisees, cooperatives, auto service chains and single location auto service businesses with high customer service expectations and complex commercial relationships.

The automotive dealership market consists of businesses that sell automobiles from single site, independent dealerships to franchised, multi-site dealerships. We service these businesses with business management systems that enable them to service customers more fully, keep accurate record of automobiles in stock, and service department work and costs, thus helping dealerships manage the whole client relationship more efficiently and profitably.

The Company's revenues are derived from the following:

         o Business management systems comprised of proprietary software applications, implementation and training; and

         o        Subscription-based  services,  including  software support and
                  maintenance,   information   (content)   products  and  online
                  services.

The Company has three wholly owned direct subsidiaries which operate separately:
MAM Software Limited ("MAM Software") and EXP Dealer Software Limited ("EXP Dealer Software") in the UK and Aftersoft Network N.A., Inc. ("AFS") in the U.S.

MAM SOFTWARE

MAM Software is a leading provider of software to the automotive aftermarket in the UK. MAM Software specializes in providing reliable and competitive business management solutions to the motor factoring (jobber), retailing, and wholesale distribution sectors. It also develops applications for vehicle repair management and provides solutions to the retail and wholesale tire industry. All MAM Software programs are based on the Microsoft Windows family of operating systems. Each program is fully compatible with the other applications in their range, enabling them to be combined to create a fully integrated package. MAM Software is based in Sheffield, UK.

AFS

AFS develops open business automation and distribution channel eCommerce systems for the automotive aftermarket supply chain. These systems are used by more than 3,000 leading aftermarket outlets, including tier one manufacturers, program groups, warehouse distributors, tire and service chains and independent installers. AFS products and services enable companies to generate new sales, operate more cost efficiently, accelerate inventory turns and maintain stronger relationships with suppliers and customers. AFS has three wholly owned subsidiaries operating as separate businesses: AFS Warehouse Distribution Management, Inc. and AFS Tire Management, Inc., which are both based in Dana Point, California, and AFS Autoservice, Inc., which is based in Allentown, Pennsylvania. Together, these three subsidiaries comprise one of the largest providers of software to businesses engaged in the automotive aftermarket in the U.S. AFS Tire Management, Inc. was formerly known as CarParts Technologies, Inc.

EXP DEALER SOFTWARE

EXP Dealer Software sells proprietary software and professional services to the dealership sector of the automotive market in the UK. Management software and services tailored to automotive dealers represent a potential market of $15 billion worldwide with the top five current suppliers to this market representing less than 15% of this total. EXP Dealer Software has three direct operating subsidiaries. MMI Automotive Limited, ("MMI Automotive") is based in Swindon, UK. Dealer Software and Services Limited, ("DSS") is based in London, UK. Both provide software products and services to automotive dealerships to help increase business efficiency and profitability within these low margin businesses. Their clients include Ford UK, Honda, Mitsubishi UK, Vauxhall (General Motors), Audi and Volkswagen. Chester, UK-based Anka Design Limited ("Anka Design") is a "below the line" advertising and design business serving the automotive and technology sectors. Dealer Software and Services Limited ("DSS") owns a minority interest of DCS Automotive, which is a division of DCS Group, PLC. DCS Automotive is a leading provider of dealer management systems ("DMS") to the automotive retail sector in Europe.

INDUSTRY OVERVIEW

The Company aims to meet the business needs of customers who are involved in the maintenance and repair of automobiles and light trucks in three key segments of the automotive aftermarket, namely parts, tires and auto service.

In the U.S., the automotive aftermarket generated $160 billion in sales in 2005, an annualized growth rate of 5% over 2004 and the largest increase since 2000, according to the Automotive Aftermarket Industry Association ("AAIA"). In the UK, it cost approximately $27 billion a year to maintain Britain's 30 million vehicles, according to a 2004 report by the UK Department of Trade and Industry. Longer warranties defer the start of aftermarket revenue, except for running spares and service parts, accident damage, and optional add-ons like security, entertainment and customization. Sales of new vehicles in Britain amount to $42 billion each year. Maintaining those 30 million vehicles, however, creates the annual $27 billion aftermarket, comprised of $25 billion in spare parts and fitting charges and $2 billion in inspection revenues.

The Company believes that growth in the automotive aftermarket will continue to be driven by the following factors:

         o        gradual growth in the aggregate number of vehicles in use;

         o        an increase in the average age of vehicles in operation;

         o fewer new vehicles being purchased due to a slowdown in the economy;

         o growth in the total number of miles driven per vehicle per year; and

         o        increased vehicle complexity.

PRODUCTS AND SERVICES

Meeting the needs of the automotive aftermarket requires a combination of business management systems, information products and online services that combine to deliver benefits for all parties involved in the timely repair of a vehicle. The Company provides systems and services that meet these needs and help its customers to meet their customers' expectations. These products and services include:

         1.       business   management   systems  comprised  of  the  Company's
                  proprietary software applications, implementation and training and third-party hardware and peripherals;

         2. information products such as an accessible catalog database related to parts, tires, labor estimates, scheduled maintenance, repair information, technical service bulletins, pricing and product features and benefits that are used by the different participants in the automotive aftermarket;

         3. online services and products that provide online connectivity between manufacturers, warehouse distributors, retailers and automotive service providers. These products enable electronic data interchange throughout the automotive aftermarket supply chain between the different trading partners. They also enable procurement and business services to be projected over the Web to an expanded business audience; and

         4. customer support and consulting services that provide phone and online support, implementation and training.

1.       BUSINESS MANAGEMENT SYSTEMS

AFS's business management systems meet the needs of warehouse distributors, parts stores and automotive service providers as follows:

         WAREHOUSE DISTRIBUTORS

         o AFS Warehouse Distribution Management, Inc.: DirectStep. This product is designed for and targeted at warehouse distributors that seek to manage multiple locations and inventories on a single system. AFS Warehouse provides distributors a complete business management system for inventory management, customer maintenance, accounting, purchasing and business analytics. The products enable online trading and services including price and product information updating integrated with AFS Autoservice, Inc.'s Autopart and VAST products, which are used by parts stores and automotive service providers.

         PARTS STORES

         o AFS Autoservice, Inc.: Autopart. This product is designed for and targeted at parts store chains that seek to manage multiple locations and inventories on a single system for a regional area and are also suited to managing single location franchisees or buying group members. The product provides point-of-sale, inventory management, electronic purchasing capabilities and a fully integrated accounting module. It also allows the parts stores to connect with automotive service providers through AFS Autoservice's online services.

         AUTOMOTIVE SERVICE PROVIDERS

         o AFS Autoservice, Inc.: VAST. This product is designed for and targeted at large- to medium-size automotive service chains that seek to manage multiple locations and inventories for a regional area is also suited to managing single location stores that are part of a franchise or a buying group. VAST provides point-of-sale, inventory management, electronic purchasing and customer relationship management capabilities. It also allows the automotive service providers to connect with parts and tires warehouse distributors and parts stores through AFS's online services and products. The Company is in the process of renegotiating the existing arrangements whereby the VAST product was originally acquired and anticipates successful consummation of those negotiations.

         o AFS Autoservice, Inc.: Autowork. This product is designed for and targeted at small, single-store automotive installers. The Autowork product provides estimate, job card, parts procurement and invoice capabilities. It also allows the automotive installer to connect with parts distributors through the Company's online services and products.

         o AFS Autoservice, Inc.: Autopart. This product is designed for and targeted at parts store chains that seek to manage multiple locations and inventories on a single system for a regional area. It is also suited to managing single location franchisees or buying group members. The product provides point-of-sale, inventory management, electronic purchasing capabilities and a fully integrated accounting module. An Autopart PDA module is also available to allow field sales personnel to record sales activity in real time on handheld devices while on the road. The PDA module also allows the sales representative to maintain their stock and synchronize in real time while traveling or later locally with Autopart directly. It also allows parts stores to connect with automotive service providers through AFS Autoservice's online services.

In addition to the above principal products, AFS also services, maintains and provides upgrades for, but does not actively
sell,  three   additional   products  for  its  aftermarket   customers.   These
products--ASP, BDG and Tradera--track inventory, perform accounting functions and execute point-of-sale operations such as invoicing and billing.

         AUTOMOTIVE DEALERSHIPS

         o MMI Automotive Limited.: Automate. This product is designed for and targeted at large- to medium-size automotive dealerships, companies and dealer groups that need instant access to real-time management reports giving actual data on screen or in Windows spreadsheet formats. Automate offers marketing ("CRM"), accounts, vehicle and parts sales, stock management, service and workshop diary and service management in a module format. All of the modules work together to provide a real-time, on-line Management Information Systems ("MIS") with integrated modules providing seamless data transfer and control. Automate integrates fully with our Target CRM/CCRM products and together they provide an information and marketing framework designed to maximize profitability, efficiencies and customer loyalty.

         o MMI Automotive Limited.: Target CRM/CCRM. These products are designed for and targeted at automotive dealerships, companies and dealer groups. The Target CRM version of the product is specifically focused on medium- to small- size businesses, and the Target CCRM is targeted at large- to medium- size group-based businesses that require centralized control. Target CRM/CCRM is fully integrated within Automate dealer management systems (DMS) and can be integrated with any other DMS software.

         o Dealer Software and Services Limited.: Global DMS. Is designed to manage and report on every area of dealerships business, from sales to aftersales, offering Vechile management, Parts, Service and Bodyshop management, Marketing and Customer Care and Finance. All this information is made available in real time so that management can monitor every aspect of the business

         o Dealer Software and Services Limited.: DCS Showroom. This powerful, customer facing sales aid, integrates into Global DMS supporting the entire vehicle sales process, or can be used as a standalone solution. Designed to improve the profitability of deals, effectively manage prospects, promote a professional image to both prospects and customers and maximise the efficiency of the entire vehicle sales process.

2.       INFORMATION PRODUCTS

The Company provides product catalog and vehicle repair information required to enable point-of-sale transactions. These proprietary database products and services generate recurring revenues through monthly or annual subscription fees.

MAM Software develops and maintains proprietary information products that differentiate its products from those of the majority of its competitors in the UK. In the U.S. and Canada, AFS develops and maintains a proprietary workflow capability that integrates information products sourced from its suppliers to its automotive parts and tire customers, including warehouse distributors, parts stores and automotive service providers.

AutoCat. MAM Software's principal information service is AutoCat, which provides access to a database of over 9 million unique automobile vehicle applications for approximately 500,000 automotive parts product lines in the UK market. Business systems software used by the warehouse distributor, parts store and auto service provider enable the user to access information about parts quickly and accurately. MAM Software charges a monthly or annual subscription fee for its information products and provides customers with periodic updates via compact discs. In the UK, there are approximately 1,300 aftermarket company subscribers to our information products.

In addition, information products developed or resold by AFS include Interchange Catalog, a database that provides cross references of original equipment manufacturer part numbers to aftermarket manufacturer part numbers; Price Updating, a service that provides electronic price updates following a price change by the part manufacturer; Labor Guide, a database used by automotive service providers to estimate labor hours for purposes of providing written estimates of repair costs to customers; Scheduled Service Intervals, a database of maintenance intervals; and Tire Sizing, a database that cross-references various tire products and applications.

3.       ONLINE SERVICES

Both AFS and MAM Software offer online e-commerce services in the form of system-to-system and web browser implementations. These online services connect the automotive aftermarket from manufacturers through warehouse distributors and parts stores to automotive service providers for the purpose of purchasing parts and tires, fleet and national account transaction processing and online product price information.

OpenWebs(TM) e-Commerce Gateway Services. In the U.S. and Canada, AFS's e-Commerce gateway services use automotive industry standard messaging specifications to deliver online services that connect the automotive aftermarket supply chain for the purpose of purchasing parts and tires, fleet and national account transaction processing, online product and price updating for parts and tires.

OpenWebs(TM) e-Commerce Browser Services. In the U.S. and Canada, AFS's e-Commerce browser services enable warehouse distributors and parts stores to provide an online service to automotive service providers for the purpose of purchasing ofparts and tires, accessing account information and other browser-based channel management services.

Autonet. In the UK, MAM Software's Autonet online services connect manufacturers, warehouse distributors, parts stores and automotive service providers for the purpose of purchasing of parts and tires, fleet and national account transaction processing and product information and price distribution.

AutoCat+. MAM Software's UK product information database is available for access and distribution as a Web-driven service called AutoCat+ in which the database and access software have been enhanced to enable service professionals to look up automotive products for themselves, view diagrams and select the parts for their vehicle. This enhanced version of the AutoCat product is used by parts stores and the professional installer segments of the automotive parts aftermarket in the UK. AFS resells a similar online service in the U.S. and Canada called VAST.

4.       CUSTOMER SUPPORT, CONSULTING AND TRAINING

We provide comprehensive support, consulting and training to our customers to ensure the successful use of our products and services. We believe this extra level of commitment and service builds customer relationships, enhances customer satisfaction and maximizes customer retention. These services consist of the following:

         o Phone and online support. Customers can call dedicated support lines to speak with knowledgeable personnel who provide support and perform on-line problem solving as required.


         o Implementation, education and training consulting. Our consulting and training teams work together to minimize the disruption to a customer's business during the implementation process of a new system and to maximize the customer's benefit from the use of the system through training.

AFS and MAM Software companies also provide a customer-only section on their intranet sites that allows customers direct access to newsgroups, on-line documentation and information related to products and services. New customers enter into support agreements, and most retain such service agreements for as long as they own the system. Monthly fees vary with the number of locations and the software modules, information products and online services subscribed to.

The agreements are generally month-to-month agreements. We offer training at both AFS and MAM Software's facilities, the customer's facilities and online for product updates or to introduce specific new capabilities.

The MAM Software's UK catalog information product and other information services are delivered by its AutoCat team. The AutoCat team sources, standardizes and formats data collected in an electronic format from over 130 automotive parts manufacturers. MAM Software provides this data to its customers in a variety of formats. MAM Software previously produced catalog updates on compact discs approximately four times a year from its facilities in Wareham, England, but has recently updated the system to AutoCat+, which allows customers to subscribe to receive online updates via the Internet.

DISTRIBUTION

There are two primary vertical distribution channels for aftermarket parts and tire distribution: the traditional wholesale channel and the retail channel.

AUTOMOTIVE AFTERMARKET DISTRIBUTION CHANNELS

         o Traditional Wholesale Channel. The wholesale channel is the predominant distribution channel in the automotive aftermarket. It is characterized by the distribution of parts from the manufacturer to a warehouse distributor, to parts stores and then to automotive service providers. Warehouse distributors sell to automotive service providers through parts stores, which are positioned geographically near the automotive service providers they serve. This distribution method provides for the rapid distribution of parts. The Company has products and services that meet the needs of the warehouse distributors, parts stores and the automotive service providers.

         o Retail Channel. The retail channel is comprised of large specialty retailers, small independent parts stores and regional chains that sell to "do-it-yourself" customers. Larger specialty retailers, such as Advance Discount Auto Parts, AutoZone, Inc., O'Reilly Automotive, Inc. and CSK Auto Corporation carry a greater number of parts and accessories at more attractive prices than smaller retail outlets and are gaining market share. The business management systems used in this channel are custom developed by the large specialty retailers and for the small to medium businesses purchased from business systems providers. The Company has products and services that support the retail channel.

In addition to these two primary channels, some aftermarket parts and tires end up being distributed to new car dealers. The business management systems used in this channel have unique functionality specific to new car dealerships. The Company sells a small number of products into the auto service provider side of car dealerships. Aftermarket wholesalers of parts and tires provide online purchasing capabilities to some new car dealerships.

PRODUCT DEVELOPMENT

Our goal is to add value to our customers' businesses through products and services designed to create optimal efficiency. To accomplish our goal, our product development strategy consists of the following three key components:

         o Integrating all of our products so that our software solutions work together seamlessly, thereby eliminating the need to switch between applications;

         o Enhancing our current products and services to support our changing customer needs; and

         o Providing a migration path to our business management systems, reducing a fear that many customers have that changing systems will disrupt businesses.

SALES AND MARKETING

The Company's sales and marketing strategy is to acquire customers and retain them by cross selling and up-selling a range of commercially compelling business management systems, information products and online services.

Within the parts, tire and auto service provider segments, each division sells and markets through a combination of field sales, inside sales, and independent representatives. The Company seeks to partner with large customers or buying groups and leverage their relationships with their customers or members. Incentive pay is a significant portion of the total compensation package for all sales representatives and sales managers. Outside sales representatives focus primarily on identifying and selling to new customers complemented by an inside sales focus on selling upgrades and new software applications to its installed customer base.

The Company's marketing approach aims to leverage its reputation for customer satisfaction and for delivering systems, information and services that improve a customer's commercial results. The goal of these initiatives is to maximize customer retention and recurring revenues, to enhance the productivity of the field sales team, and to create the cross-selling and up-selling opportunities for its systems, information products and online services.

AFS also has agreements with eight software distributors in North America to sell its products. We pay distributors a percentage for each software package they sell. The client pays the distributor directly for any professional services rendered to deploy the software. This is becoming a less important part of AFS's sales strategy as our in-house sales representatives generate most of our sales.

RESEARCH AND DEVELOPMENT

The Company spent approximately $3.09 million in fiscal 2006 on research and development, with approximately $1.96 million spent by AFS and $1.13 million by MAM Software. In fiscal 2005, the Company spent approximately $2.67 million on research and development, with $2.09 million spent by AFS and $580,000 by MAM Software.

PATENT AND TRADEMARK

MAM Software holds a UK trademark for its Autonet product.

CUSTOMERS

For its fiscal year ended June 30, 2006, no single customer accounted for more than 10% of the Company's total revenues. Our top ten customers accounted for 20% of total revenues. Some of the AFS's top customers in North America include Autopart International, Monro Muffler Brake, Fountain Tire and U.S. Tire and Exhaust. In the UK market, MAM Software's top customers include Unipart Automotive, Motoserv, Sutton Autofactors, Euro Car Parts and Auto Battery Service and EXP's customers include Honda (UK), Vauxhall (General Motors), Ford, Audi, Mazda, Volkswagen and Nissan (UK).

COMPETITION

In the U.S. and Canada, AFS and DSS compete primarily with Activant, Inc. and several smaller software companies, including iCarz, Autologue and Wrenchead, Inc. that provide similar products and services to the U.S. automotive aftermarket.

Additionally, an ongoing competitive threat to the Company is custom developed in-house systems, information products and online services. For example, AutoZone, Inc. and Genuine Parts Company's NAPA Parts Group both developed their own business management systems and electronic automotive parts catalogs for their stores and members.

Several large enterprise resource planning and software companies, including Microsoft Corporation, Oracle Corporation and SAP AG have made public announcements regarding the attractiveness of various small and medium enterprise vertical markets and have established new accounts in non-automotive markets. The Company has not competed with any of these larger software and service companies directly to date, however there can be no assurance that those companies will not develop or acquire a competitive product or service in the future.

In the UK, MAM Software competes primarily with Activant, Inc. and several other smaller software companies including EGO and RAMDATA.

In the UK, MMI Automotive competes at two levels. Firstly with larger established players such as ADP that are seeking sales within the large- to medium- sized businesses and also with several other smaller software companies that are working to establish themselves within this market.

EMPLOYEES

The Company has 201 full-time employees: 54 at AFS, 117 at MAM Software, 27 at EXP Dealer Software and 3 at Aftersoft Group. The three in Aftersoft Group are all in management. AFS has 54 employees in the U.S. comprised of 9 in management, 4 in sales and marketing, 11 in research and development, 25 in professional services and support and 5 in general and administration. MAM Software has 117 employees in the UK comprised of 7 in management, 19 in sales and marketing, 18 in research and development, 64 in professional services and support and 9 in general and administration EXP Dealer Software has 27 employees in the UK comprised of 3 in management, 3 in sales and marketing, 6 in research and development, 13 in professional services and support and 2 in general and administration.

All of our employees have executed customary confidentiality and restrictive covenant agreements.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Some of the statements contained in this Form SB-2, which are not purely historical, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the Company's objectives, expectations, hopes, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by the use of the words "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, our actual results could differ materially from those disclosed in these statements due to various risk factors and uncertainties affecting our business, including those detailed in the "Risk Factors" section. We caution you not to place undue reliance on these forward-looking statements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements and we do not intend to update any of the forward-looking statements after the date of this report to conform them to actual results. You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this report.

OVERVIEW

We develop and market business and supply chain management software solutions to small- and medium-size firms in the automotive aftermarket in the U.S and UK and automotive dealer management software solutions in the UK. The Company aims to meet the business needs of customers who are involved in the maintenance and repair of automobiles and light trucks in three key segments of the automotive aftermarket, namely parts, tires and auto service. Our customers include parts manufacturers, retailers, tire and service chains, independent installers and wholesale distributors. We are among the largest suppliers to the U.S. market, which, according to the AAIA Aftermarket factbook 2006/2007, represents a $160 billion market opportunity with approximately 53,500 potential clients, based on 2005 figures. We're also a significant player in the UK market, which is an estimated $27 billion market opportunity with approximately 30 million vehicles in circulation, according to a 2004 report by the UK Department of Trade and Industry.

The Company has three wholly owned direct subsidiaries which operate separately:
MAM Software and EXP Dealer Software in the UK and AFS in the U.S. Our companies offer products and services to meet the needs of businesses that manage large and diverse inventories amid complex supply chains and distribution environments, all of which require specialized and sophisticated software services to operate efficiently.

MAM Software a leading provider of software to businesses engaged in the automotive aftermarket in the UK. MAM Software specializes in fully integrated business management solutions for the motor factoring (jobber), retailing, and wholesale distribution sectors. MAM also develops applications for vehicle repair management and provides solutions to the retail and

AFS develops open business automation and distribution channel eCommerce systems for the automotive aftermarket supply chain in the U.S. and Canada. More than 3,000 leading aftermarket outlets in the U.S. use these systems, including tier one manufacturers, program groups, warehouse distributors, tire and service chains and independent installers. AFS has three wholly owned subsidiaries operating as separate businesses: AFS Warehouse Distribution Management, Inc., AFS Autoservice, Inc. and AFS Tire Management, Inc. AFS Tire Management, Inc. was formerly known as CarParts Technologies, Inc.

EXP Dealer Software provides proprietary software and professional services for automotive dealerships as well advertising and design services focused on the automotive and technology sectors. The UK-based group has three direct operating subsidiaries: MMI Automotive Limited, Dealer Software and Services Limited and Anka Design Limited.

RESULTS OF OPERATIONS

THE COMPANY'S RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JUNE 30, 2006 COMPARED WITH THE YEAR ENDED JUNE 30, 2005 WERE AS FOLLOWS:

The Company reported revenues of $19,261,000, which is a decrease of 12.7% from $22,062,000 generated in the previous fiscal year.

Our gross profit decreased from $12,837,000 to $9,515,000. The Company forecasts gross profit to increase in line with higher revenue in fiscal year 2007 due to the refocusing of its sales operations.

Our research and development expenses increased to $3,089,000 from $2,665,000 in the previous fiscal year, due primarily to increased activity developing new products and supporting existing ones.

Sales and marketing expenses decreased to $1,904,000 from $1,970,000 in the previous fiscal year. These expenses decreased 3% as a result of employees who left the Company.

General and administrative expenses increased to $4,489,000 from $4,389,000 in the previous fiscal year. This year, the Company incurred $1,049,000 in expenses related to reorganization. Without that expense, the Company's general and administrative expenses decreased 32% in fiscal 2006. We expect substantially less expense related to reorganization in fiscal 2007.

Depreciation and amortization expenses decreased to $1,275,000 from $1,421,000 in the previous year as a result of surplus fixed assets that we disposed of this year.

The Company had a loss of $972,000 this fiscal year compared with a profit of $1,938,000 in the previous year, mainly because of a drop in revenue at our AFS subsidiary. We attribute this decrease in revenue in large part to a lack of focus by senior members of the management team, who no longer work for the Company. After taking into account the costs associated with reorganization incurred during the year, the Company's net income for the year would be $77,000.

THE COMPANY'S RESULTS OF OPERATIONS FOR THE INTERIM PERIOD JULY 1 TO DECEMBER 31, 2006 AS COMPARED WITH THE PERIOD FROM JULY 1 TO DECEMBER 31, 2005, WERE AS
FOLLOWS:

Revenues of $6,788,000 and $12,639,000 for the three and six months ended to December 31, 2006 compared with $4,845,000 and $9,624,000 for the three and six months ended December 31, 2005, was in line with the Company expectations, with strong sales and revenues from the UK-based businesses and the U.S. businesses showing flat sales, but with revenue from maintenance and support services remaining steady. We expect that sales and revenue will continue to increase in both UK operations (MAM Software and EXP Dealer Software) over the coming quarter. We expect sales and revenues from the U.S. businesses to increase during the coming period as we continue to roll out our AutoPart product to existing and new clients and increased marketing presence raises awareness of AFS and its associated products and services. Our present funding from ongoing sales and revenue will continue to sustain the Company through the coming year in line with projections while allowing us to expand into the U.S. marketplace.

Cost of Revenues. Total cost of revenues for the three and six months ended December 31, 2006, was $2,676,000 and $5,317,000 compared with $2,290,000 and
$4,729,000 for the same periods of December 31, 2005. This was consistent with the increase in revenues during the period. Margins have improved due to a change in the product mix, which includes less hardware costs, thereby generating better margins.

The total gross profit was $4,112,000 for the three months ended and $7,322,000 for the six months ended December 31, 2006, as compared with $2,555,000 and $4,895,000 for the same period in 2005.

Operating Expenses. The following tables set forth, for the periods indicated, the Company's operating expenses and the variance thereof.

                                      For the Three Months
                                       Ended December 31,
                                    -----------------------    Variance     Variance
                                       2006         2005           $            %
                                    ----------   ----------   ----------   ----------

Research and development ........   $  853,000   $  763,000   $   90,000         11.8%
Sales and marketing .............      591,000      487,000      104,000         21.4%
General and administrative ......    1,033,000      699,000      334,000         47.8%
Depreciation and amortization ...      532,000      265,000      267,000        100.8%
                                    ----------   ----------   ----------   ----------
Total Operating Expenses ........   $3,009,000   $2,214,000   $  795,000         35.9%
                                    ==========   ==========   ==========   ==========

                                       For the Six Months
                                       Ended December 31,
                                    -----------------------    Variance     Variance
                                       2006         2005           $            %
                                    ----------   ----------   ----------   ----------
Research and development ........   $1,628,000   $1,536,000   $   92,000          6.0%
Sales and marketing .............    1,111,000      966,000      145,000         15.0%
General and administrative ......    1,853,000    1,559,000      294,000         18.9%
Depreciation and amortization ...      915,000      544,000      371,000         68.2%
                                    ----------   ----------   ----------   ----------
Total Operating Expenses ........   $5,507,000   $4,605,000   $  902,000         19.6%
                                    ==========   ==========   ==========   ==========


Operating expenses increased by $795,000 for the three months to December 31, 2006 compared with the three months ended December 31, 2005, and increased by $902,000 for the six months ended December 31, 2006 compared with the six months ended December 31, 2005. This is due to the following:

Research and Development Expenses. Increased slightly during the period due to a first full quarter's expenses from EXP Software.

Sales and Marketing.  Higher expenditure due to increased activities in the USA.

General and Administrative. Increased by $334,000 and $294,000 for the three months and six months to December 31, 2006 and 2005, respectively. This was primarily due to an increase in payroll related expenses and first full quarter's expenses from EXP Software.

Depreciation and Amortization. Depreciation and amortization expenses increased due mainly to amortization of additional intangibles which were acquired in connection with the acquisition of EXP Dealer Software Limited in the first quarter of the fiscal year ending June 30, 2007

Interest Expense. Interest expense increased by $1,000 and $10,000 for the three months and six months to December 31, 2006 and 2005, respectively. This increase was a result of the increase in interest rates in 2006 over 2005.

Other Income. Of the $500,000 reported for the six months ended December 31, 2006, the Company realized $487,000 of miscellaneous income due to the release of a long-term liability relating to discontinued operations which is no longer required. For the six months ended December 31, 2005, the Company realized
$18,000 of net other income. Other income for the three months ended December 31, 2006 and 2005 was $4,000 and $17,000, respectively.

Income Taxes. Increased by $244,000 and $81,000 for the three months and six months to December 31, 2006 and 2005, respectively, primarily due to an increase in net income over 2005.

Net Income. As a result of the above, the Company realized net income amounting to $938,000 and $1,877,000 for the three and six months ended December 31, 2006, respectively, compared with net income of $532,000 and $369,000 for the three and six months ended December 31, 2005, respectively.

OFF BALANCE SHEET ARRANGEMENTS

The Company's only off balance sheet arrangements are its operating leases. The Company leases its facilities and certain equipment pursuant to month-to-month and non-cancelable operating lease agreements that expire on various dates through August 2011. Terms of the leases provide for monthly payments ranging from $500 to $13,500. For the years ended June 30, 2006 and 2005, the Company incurred rent expense totaling approximately $600,000 and $643,000, respectively.

CURRENT PRODUCTS AND SERVICES

Meeting the needs of the automotive aftermarket requires a combination of business management systems, information products and online services that combine to deliver benefits for all parties involved in the timely repair of a vehicle. Our products and services include:

         o        Business  management  systems  comprised  of  our  proprietary
                  software   applications,   implementation   and  training  and
                  third-party hardware and peripherals;

         o Information products such as an accessible catalog database related to parts, tires, labor estimates, scheduled maintenance, repair information, technical service bulletins, pricing and product features and benefits, which are used by the different participants in the automotive aftermarket;

         o Online services and products that connect manufacturers, warehouse distributors, retailers and automotive service providers via the internet. These products enable electronic data interchange throughout the automotive aftermarket supply chain among the different trading partners. They also enable procurement and business services to be projected over the internet to an expanded business audience. Some UK clients use our information products on their own websites and intranets; some clients in North America and the UK use our systems and branded software to obtain relevant and up-to-date information via the internet; and

         o Customer support and consulting services that provide phone and online support, implementation and training.

NEED FOR TECHNOLOGY SOLUTIONS

A variety of factors drive the automotive market's need for sophisticated technology solutions, including the following:

INVENTORY MANAGEMENT. Industry sources suggest that approximately 35% of parts produced are never sold and 30% of parts stocked are never sold. Approximately 25% of parts sold are eventually returned due to insufficient knowledge or capability by either the parts supplier counterman or the auto service provider installer. Clearly, there is substantial inefficiency in the automotive aftermarket supply chain. This inefficiency results in excess inventory carrying costs, logistical costs and the over-production of parts and tires at the manufacturer level. Overcoming these challenges requires the combination of business systems software, information products, and connectivity services we offer.

COMPETITION. In the U.S., the need for technology solutions has been accelerated by the expansion of large specialty parts retailers such as Advance Auto Parts, Inc. and large auto service chains like Monro Muffler and Brake Inc. This expansion has driven smaller competitors to computerize or upgrade their existing systems with more modern business management solutions enabled for information products and online services. Many of the systems used by smaller competitors today are older, character-based or systems developed in-house that have a limited ability to integrate current information products and online services.

VOLUME AND COMPLEXITY OF INFORMATION. Businesses in the automotive aftermarket manage large volumes of information from numerous sources with complex inter-relationships. There are over 4.5 million different stock-keeping units ("SKUs") available to parts sellers in the product catalogs used by the U.S. automotive aftermarket. The numbers of SKUs increase in the order of some 5% each year. Moreover, manufacturers update product information and product prices with increasing frequency as they improve their internal processing and try to keep pace with consumer trends. As a result, most automotive aftermarket businesses require sophisticated inventory management systems, accurate and timely information on parts, tires, and repair delivered through online services to communicate, manage and present this volume of data effectively.

CUSTOMER SERVICE REQUIREMENTS. Consumer demand for same-day repair service and the need to optimize thru-put of repair bays forces automotive service providers to demand prompt and accurate delivery of specific parts and tires from their suppliers. Getting the required product promptly depends on all the parties having access to timely information about product price and availability. To meet these demanding customer service requirements successfully, automotive aftermarket participants need business management systems, product information and online services that enable workers to reliably and accurately transact their business between warehouse distributors, parts stores and automotive service providers.

REGIONAL EFFICIENCIES. The use and availability of a combination of business management systems, information products and online services has resulted in the development of regional trading networks among auto service provider chains, stores and warehouse distributors of parts and tires. This enables participants to achieve the efficiencies and customer service levels that are critical to being competitive and successful against the larger retail and service chains in the automotive aftermarket.

AREAS OF GROWTH

We believe that there is a clear need for our services and products in the aftermarket segment, which in 2005 grew at an annualized rate of 5% over 2004. We believe that similar levels of demand may be expected in the coming year.

We expect growth in the automotive aftermarket will continue to be driven by:

         o        gradual growth in the aggregate number of vehicles in use;

         o        an increase in the average age of vehicles in operation;

         o fewer new vehicles being purchased due to a slow down in the economy;

         o growth in the total number of miles driven per vehicle per year; and

         o        increased vehicle complexity.

PLANS FOR GROWTH

We see opportunities to expand the breadth of our client base within the automotive industry and diversify into new industries with similarly complex needs. We plan to offer tailored business management and distribution software to the wholesale distributor market and the auto dealer management sector of the automotive industry. We also plan to expand and diversify our client and product mix in the UK to serve the lumber and hardware industries, which we believe have an unmet need for the efficiency offered by our suite of business software solutions and services. Our growth plans include adapting and updating our software products to serve other vertical markets as well as through potential acquisitions.

ACQUISITIONS: AUTOMOTIVE DEALER MANAGEMENT SERVICES (THE "DMS" MARKET)

Management software and services tailored to automotive dealers represent a potential market of $15 billion worldwide with the top 5 suppliers representing less than 15% of this total. As part of the strategy to serve that market, on August 25, 2006, the Company acquired ADN's dealer management services ("DMS") business, EXP Dealer Software. EXP Dealer Software is based in London and has three direct operating subsidiaries. Two of these subsidiaries are MMI Automotive, which is based in Swindon, UK, and Anka Design, which is based in Chester, UK. MMI Automotive provides proprietary software and professional services to dealerships to help increase business efficiency and profitability within these low margin businesses. It presently serves clients such as Ford UK, Honda, Mitsubishi UK and Vauxhall (General Motors). Anka Design is a "below the line" advertising and design business serving the automotive and technology sectors. We believe the acquisition of EXP Dealer Software will benefit the Company as it immediately opens up opportunities to cross sell products between MMI Automotive, and our existing client base. It also gives us direct access to a dedicated team of advertising and design professionals to support our UK and European marketing efforts.

DEALER SOFTWARE AND SERVICES LIMITED ("DSS")

As an ongoing part of the Company's strategy to serve the DMS market, on February 1, 2007 the Company acquired ADN's stake in DCS Automotive Ltd by acquiring Dealer Software and Services Limited ("DSS"). DSS is based in London, UK. DSS provides its own proprietary software and professional services to dealerships to help increase business efficiency, customer retention and profitability within this low margin market.

NEW MARKET OPPORTUNITIES: THE LUMBER AND HARDWARE MARKET AND ADDITIONAL TERRITORIES

We have identified the lumber and hardware as industries that could benefit from the business management and distribution systems developed by MAM Software for its customers in the automotive aftermarket. The market consists of independent lumber and building materials yards, independent hardware retailers, home improvement centers, retail nurseries and garden centers. In the U.S., there are approximately 31,500 small and medium-size businesses that generated $105 billion in revenue in 2005, according to the 2005 annual report by the North American Retail Hardware Association ("NRHA"). The NRHA forecasts compounded annualized growth rate of about 5.75% for the period 2004 through 2009.

We believe that there are many opportunities in other parts of the world where we could sell our technologies and services. We are considering expanding into markets such as South Africa, Australia and India, and may wish to establish operations in partnership with regional businesses to assist us in both the sales and administrative aspects of building a global business.

PRODUCT DEVELOPMENT: WHOLESALE DISTRIBUTOR MARKETS

MAM Software has modified its Autopart product to enable it to serve wholesale distributors of products, including electrical supplies, medical supplies, plumbing, heating and air conditioning, brick, stone and related materials, and industrial supplies, services, machinery and equipment. We have started to promote this product, Trader, within the UK market and expect to see revenue from this product within the final quarter of this fiscal year. We believe there is a significant market opportunity for such a product within the U.S. and UK. Each market has approximately 31,000 small and medium sized businesses that between them generate approximately $295 billion in sales annually.

The Company will continue to explore opportunities to grow the business through acquisitions to develop its customer base in other areas, particularly the wholesale distributor marketplace.

STRATEGIC GOALS

We hope to increase our share of the North American market by (i) expanding our OpenWebs(TM) sales team, (ii) increasing the sales and marketing presence of our Autopart product, and (iii) focusing on the service station element of the market. In the UK and Europe we expect to continue to grow our market share through (i) an increased marketing presence, (ii) alliances with major manufacturers and national retail chains within the automotive aftermarket, and
(iii) moving our supply chain management software into additional vertical markets. We believe that our successful experience within the automotive market will translate well into other vertical markets that have similarly complex supply chains. By developing specific sales teams with relevant market experience and supporting with them suitable marketing collateral, we believe that within two years these teams will generate significant revenue and earnings.

DEVELOPMENT COSTS

Our plan of operation in the next twelve months includes a strategy for growth within our existing subsidiaries, expanding into the lumber and hardware industries and potential new territories and adapting existing products to serve the wholesale distributor marketplace in other industries. We estimate that the operational and strategic development plans we have identified will require approximately $10,000,000, which is an increase of approximately 5% over the 2006 fiscal year, excluding depreciation and amortization. We expect to spend approximately $3,000,000 on research and development, $4,600,000 in general and administrative expenses and $2,400,000 on sales and marketing in our growth plan.

LIQUIDITY AND CAPITAL RESOURCES

To date, all of our profits have been generated in Europe, but with the introduction of new products and efforts to streamline U.S. operations, we expect to see an increase in overall revenues with a contribution from U.S. operations in fiscal 2007. However internal revenues will not prove sufficient to support our growth plans and settle outstanding liabilities. To implement our future corporate plans, the Company hopes to develop plans and agreements to undertake and complete within the next two to three months to raise funds through the private placement of an as-yet undetermined amount of as-yet undetermined securities at an as-yet undetermined price. There can be no assurance that such funding will be available on acceptable terms, in timely fashion or even available at all. Should new funds be delayed, we plan to reduce the burden on our current funding to a sustainable level and to tailor our development programs accordingly.

EMPLOYEES

We anticipate recruiting additional sales teams and professional services personnel at AFS gradually over the next fiscal year as needed. Our projection is based on the availability of revenues to support new hires.

SUMMARY

We have identified a number of opportunities to widen our client base within the automotive industry and beyond to other vertical markets that struggle to manage similarly complex businesses. We have successfully integrated our newly acquired auto dealership management unit, EXP Dealer Software into the group structure and that unit has started to contribute to revenues. We have also started to expand into the UK's lumber and hardware market, which we believe has an unmet need for solutions to manage their relationships and inventory with greater efficiency. We have also entered the wholesale distributor marketplace, which we believe will be well served by our inventory and tracking products and services and plan to explore potential acquisitions to increase our customer base in that area.

Over the last 6 months, we have worked to maximize customer retention by continuing to supply and develop products that streamline and simplify customer operations, thereby increasing their profit margin. By supporting our customer's recurring revenues, we expect to continue to build our own revenue stream. We believe that we can continue to grow our customer base and retain existing clients over the coming 6 months. While we believe our revenue will support the current business going forward, though it will not prove sufficient to support our growth plans and settle outstanding liabilities. Our plans for growth over the coming 6 months will require additional capital to hire sales staff to target new markets effectively and to support expanding operations overall as well as make acquisitions possible.

We believe our plan will strengthen our relationships with our existing customers and provide new income streams by targeting new markets and introducing new products. Taken together, we anticipate these plans will return value to our shareholders.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, affect the Company's more significant judgments and estimates used in the preparation of the Company's financial statements:

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The allowance for doubtful accounts is based on specific identification of customer accounts and the Company's best estimate of the likelihood of potential loss, taking into account such factors as the financial condition and payment history of major customers. The Company evaluates the collectibility of the Company's receivables at least quarterly. The allowance for doubtful accounts is subject to estimates based on the historical actual costs of bad debt experienced, total accounts receivable amounts, age of accounts receivable and any knowledge of the customers' ability or inability to pay outstanding balances. If the financial condition of the Company's customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required. The differences could be material and could significantly impact cash flows from operating activities.

SOFTWARE DEVELOPMENT COSTS

Costs incurred to develop computer software products to be sold or otherwise marketed are charged to expense until technological feasibility of the product has been established. Once technological feasibility has been established, computer software development costs (consisting primarily of internal labor costs) are capitalized and reported at the lower of amortized cost or estimated realizable value. Purchased software development is recorded at its estimated fair market value. When a product is ready for general release, its capitalized costs are amortized using the straight-line method over a period of three years. If the future market viability of a software product is less than anticipated, impairment of the related unamortized development costs could occur, which could significantly impact the recorded net income/loss of the Company.

GOODWILL

SFAS 142, Goodwill and Other Intangible Assets, addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their useful lives. In addition, SFAS 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition. SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. Goodwill will be subject to impairment reviews by applying a fair-value-based test at the reporting unit level, which generally represents operations one level below the segments reported by the Company. An impairment loss will be recorded for any goodwill that is determined to be impaired. The Company performs impairment testing on all existing goodwill at least annually. If the actual fair value of the reporting unit is less than estimated, impairment of the related goodwill could occur, which could significantly impact the recorded net income/loss of the Company.

LONG-LIVED ASSETS

The Company's management assesses the recoverability of long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment, if any, is measured based on fair value and is charged to operations in the period in which long-lived asset impairment is determined by management. If the actual fair value of the long-lived assets are less than estimated, impairment of the related asset could occur, which could significantly impact the recorded net income/loss of the Company.

REVENUE-RECOGNITION

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Accordingly, software license revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product component has occurred, the fee is fixed and determinable, and collectibility is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. In accordance with SOP 98-9, the Company accounts for delivered elements in accordance with the residual method when arrangements include multiple product components or other elements and vendor-specific objective evidence exists for the value of all undelivered elements. Revenues on undelivered elements are recognized once delivery is complete.

In those instances where arrangements include significant customization, contractual milestones, acceptance criteria or other contingencies (which represents the majority of the Company's arrangements), the Company accounts for the arrangements using contract accounting, as follows:

1) When customer acceptance can be estimated, expenditures are capitalized as work in process and deferred until completion of the contract at which time the costs and revenues are recognized.

2) When customer acceptance cannot be estimated based on historical evidence, costs are expensed as incurred and revenue is recognized at the completion of the contract when customer acceptance is obtained.

The  Company  records  amounts  billed to  customers  in excess of  recognizable
revenue  as  customer   advances  and  deferred   revenue  in  the  accompanying
consolidated balance sheets.

INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. Deferred taxation is provided in full in respect of taxation deferred by timing differences between the treatment of certain items for taxation and accounting purposes.


                             DESCRIPTION OF PROPERTY

Our corporate headquarters are Savannah House, 11 Charles II Street, London SW1Y 4QU, UK. Our phone number is 44 207 451 2468. The Company also has offices at 712 Fifth Avenue 19th Floor, New York, New York 10019. The phone number is 646 723 8968. The Company leases approximately 600 square feet at its corporate headquarters and approximately 300 square feet in the New York office.

AFS has offices at 34052 La Plaza Drive, Suite 201, Dana Point, California 92675. The main telephone number is 949 488 8860. AFS Warehouse and AFS Tire Management also have offices at that address. AFS Autoservice has an office at 7310 Tilghman Street, Allentown, Pennsylvania 18106. The phone number is 800 803 9762. The California offices total approximately 3,400 square feet and are leased at an aggregate a monthly cost of $7,672. The Allentown, Pennsylvania office is approximately 8,735 square feet in size and is leased for a monthly cost of $9,463.

MAM Software makes use of three offices. It has headquarters at 1 Station Road, Deepcar, Sheffield, S36 2SQ, UK. The phone number is 44 114 283 7135. It also has a regional office at 15 Duncan Close, Red House Square, Moulton Park, Northampton, NN3 6WL, UK. The phone number is 44 160 449 4001. It has second regional office at Leanne Business Centre, Sandford Lane, Wareham, Dorset, BH20 4DY, UK. The phone number is 44 192 955 0922. MAM Software leases approximately 17,970 square feet at its headquarters at a monthly cost of $13,884; approximately 1,223 square feet at its Northampton office at a monthly cost of $1,943; and approximately 2,400 square feet at its Wareham office at a monthly cost of $2,558.

EXP Dealer Software has its headquarters at Savannah House, 11 Charles II Street, London SW1Y 4QU, UK. Dealer Software and Services Limited is also based at Savannah House and makes use of EXP Dealer Software's office space. MMI Automotive Ltd makes use of two offices: its company headquarters at Block A, Delta 500, Delta Business Park, Swindon, SN5 7XE UK. The phone number is 44 179 364 5300. It also has a regional office at Vicarage Farm Road, Peterborough, PE1 5TP UK. The phone number is 44 173 334 0621. MMI Automotive leases approximately 3960 square feet at its Swindon office at a monthly cost of $8,789; and approximately 2,500 square feet at its Peterborough office at a monthly cost of $2,220. Anka Design makes use of offices at Herons Way, Chester Business Park, Chester, CH4 9QR UK. The phone number is 44 124 489 3138. Anka Design leases approximately 500 square feet at its Chester office at a monthly cost of $2,805.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Warwick is also Chief Executive Officer and Chairman of ADN, which is the Majority Shareholder of the Company.

During the 2006 fiscal year the Company had the following transactions with Aftersoft's parent company, ADN: From time to time ADN advances funds to the Company. Such advances, totaling $14,000 at June 30, 2006, are non-interest bearing and currently have no specific due date. During the year payments totaling $617,000 were advanced to the Aftersoft Group with repayments of $219,000, giving a net effect of $398,000. The Company transferred its note receivable with a related party known as MAM North America, Inc. ("MAM North America") in the amount of $510,000 to ADN. ADN agreed to accept the assignment for all the issued shares of MAM North America from the Company and repaid the $510,000 note receivable on October 1, 2005 by allowing the Company to reduce its balance of loans due to ADN. Furthermore MAM North America has indemnified MAM UK against all past or current liabilities. In fiscal 2006, the Company sold property and equipment to ADN for a $308,000 reduction in advances due to the parent company, resulting in a gain on sale of $308,000. On June 10, 2006, the Company sold 100% of the outstanding Common Stock of Euro Soft (which by then had its own operations) to a third party for $1,400,000. The proceeds from the sale of Euro Soft were offset against amounts due to the parent company.


                      MARKET FOR COMMON EQUITY AND RELATED
                               STOCKHOLDER MATTERS

Our Common Stock is traded on the Over-The-Counter Bulletin Board under the symbol "ASFG.OB". As of January 31, 2007, there were approximately 434 shareholders of record and 79,821,167 shares of Common Stock issued and outstanding.

The following table shows the range of high and low bids per share of Aftersoft's Common Stock as reported by the OTCBB for the fiscal year periods indicated. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                          2005
                                                --------------------------
                                                   HIGH           LOW
                                                ------------  ------------
      1st Quarter ended September 30            $       .04   $       .03
      2nd Quarter ended December 31             $       .06   $       .03
      3rd Quarter ended March 31                $       .35   $       .04
      4th Quarter ended June 30                 $       .75   $       .03

                                                          2006
                                                --------------------------
                                                   HIGH           LOW
                                                ------------  ------------
      1st Quarter ended September 30            $      1.70   $       .35
      2nd Quarter ended December 31             $      1.69   $      1.05
      3rd Quarter ended March 31                $      1.35   $       .65
      4th Quarter ended June 30                 $      1.15   $       .65

                                                          2007
                                                --------------------------
                                                   HIGH           LOW
                                                ------------  ------------
      1st Quarter ended September 30            $      1.02   $      1.01
      2nd Quarter ended December 31             $      1.40   $      . 51
      January 1 to February 12, 2007            $       .90   $      .65

Prior to December 22, 2005 the Company traded as W3 Group, Inc. under the symbol "WWWT.OB". On May 9, 2005, W3 Group completed a one (1) for fifteen (15) reverse stock split.

DIVIDENDS

We have never declared or paid dividends on our Common Stock, and our board of directors does not intend to declare or pay any dividends on the Common Stock in the foreseeable future. Our earnings are expected to be retained for use in expanding our business. The declaration and payment in the future of any cash or stock dividends on the Common Stock will be at the discretion of the board of directors and will depend upon a variety of factors, including our future earnings, capital requirements, financial condition and such other factors as our board of directors may consider to be relevant from time to time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We do not have any equity compensation plans and therefore no shares are authorized to be issued for such a purpose.

TRANSFER AGENT

The transfer agent for our Common Stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South Suite 430 Denver, Colorado 80209. Their phone number is 303 282 4800.


                             EXECUTIVE COMPENSATION

The following table sets forth information for the fiscal year ended June 30, 2006 concerning the compensation paid and awarded to all individuals serving as
(a) our chief executive officer, (b) each of our four other most highly compensated executive officers (other than our chief executive officer) at the end of our fiscal year ended June 30, 2006 whose total annual salary and bonus exceeded $100,000 for these periods, and (c) up to two additional individuals, if any, for whom disclosure would have been provided pursuant to (b) except that the individual(s) were not serving as our executive officers at the end of our fiscal year ended June 30, 2006:

SUMMARY COMPENSATION TABLE

                                             Annual Compensation
                                       ------------------------------
                                                              Other
                                                              Annual
                                                              Compen-    Other
                                       Fiscal                 sation     Compen-
Name and Principal Position     Year   Salary($)    Bonus($)    ($)      sation
-----------------------------   ----   -------      -------   -------   --------
Current
     Ian Warwick ............   2006      --           --        --        --
     Chief Executive Officer,   2005      --           --        --        --
     President and Director     2004      --           --        --        --

     Michael O'Driscoll .....   2006      --           --        --        --
     Chief Financial Officer    2005      --           --        --        --
     and Director               2004      --           --        --        --

     Michael Jamieson .......   2006      --           --        --        --
     Chief Operating Officer    2005      --           --        --        --
     and Director               2004      --           --        --        --

     Michael Jamieson .......   2006   156,011(1)      --        --        --
     Chief  Executive Officer   2005   105,000        8,750      --        --
     of MAM Software Ltd.       2004    77,974         --        --        --

     Simon Chadwick .........   2006      --           --        --        --
     Vice President of          2005      --           --        --        --
     Strategy and Technology    2004      --           --        --        --

Former
     Paul Van Den Berg ......   2005   153,040         --        --        --
     Former President of AFS    2005      --           --        --        --
     Tire Management, Inc.      2004      --           --        --        --
     (f/k/a CarParts
     Technologies,  Inc.)

(1) Calculated salary of 79,618 GBP based on the February 9, 2007 currency conversion rate of 1GBP = $1.9595.

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees. The Board of Directors may recommend adoption of one or more such programs in the future.


                   CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

                              FINANCIAL STATEMENTS

                              AFTERSOFT GROUP, INC.
                   Index to Consolidated Financial Statements


                                    CONTENTS


Report of Independent Registered Public Accounting Firm                      F-2
Consolidated Balance Sheet as of June 30, 2006                               F-3
Consolidated Statements of Operations and Comprehensive
   Income (Loss) for the years ended June 30, 2006 and 2005                  F-4
Consolidated Statements of Stockholders' Equity for the years
   ended June 30, 2006 and 2005                                              F-5
Consolidated Statements of Cash Flows for the years ended
   June 30, 2006 and 2005                                                    F-6
Notes to Consolidated Financial Statements                                   F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and
Members Aftersoft Group, Inc.

We have audited the accompanying consolidated balance sheet of Aftersoft Group, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2006, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aftersoft Group, Inc. and subsidiaries as of June 30, 2006, and the results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.


/S/ CORBIN & COMPANY, LLP
----------------------------
CORBIN & COMPANY, LLP

Irvine, California
October 13, 2006

                              Aftersoft Group, Inc.
                           Consolidated Balance Sheet
                        (In thousands, except share data)

                                                                        As of
                                                                    June 30, 2006
                                                                   ---------------
ASSETS
Current Assets
   Cash                                                            $           423
   Accounts receivable, net of allowance of $332                             3,409
   Note receivable                                                             950
   Inventories                                                                 246
   Other                                                                       231
                                                                   ---------------
   Total Current Assets                                                      5,259
                                                                   ---------------
Property and Equipment, Net                                                    155
                                                                   ---------------
Other Assets
   Goodwill                                                                 22,061
   Amortizable intangible assets, net                                        5,644
   Software development costs, net                                           1,256
   Other long-term assets                                                       46
                                                                   ---------------
   Total Other Assets                                                       29,007
                                                                   ---------------
Total Assets                                                       $        34,421
                                                                   ===============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                $         1,707
   Accrued expenses                                                          1,396
   Accrued consulting fees                                                     550
   Accrued legal expenses                                                    1,970
   Payroll and other taxes                                                     655
   Amounts due to parent company                                                14
   Current portion of long-term debt                                           898
   Deferred revenue                                                          1,216
   Taxes payable                                                               807
                                                                   ---------------
   Total Current Liabilities                                                 9,213
Long-Term Liabilities
   Deferred revenue                                                          1,073
   Deferred income taxes                                                       880
   Long-term debt                                                               10
   Other                                                                       487
                                                                   ---------------
   Total Liabilities                                                        11,663
                                                                   ---------------
Commitments and contingencies
STOCKHOLDERS' EQUITY
   Preferred stock
     Par value $0.0001 per share; 10,000,000 shares authorized,
     none issued and outstanding                                                --
   Common stock
     Par value $0.0001 per share; 100,000,000 shares authorized,
     35,071,167 shares issued and outstanding                                    4
   Additional paid-in capital                                               21,962
   Accumulated other comprehensive loss                                       (388)
   Retained earnings                                                         1,180
                                                                   ---------------
   Total Stockholders' Equity                                               22,758
                                                                   ---------------
Total Liabilities and Stockholders' Equity                         $        34,421
                                                                   ===============

The accompanying notes are an integral part of these consolidated financial statements.

                              Aftersoft Group, Inc.
      Consolidated Statements of Operations and Comprehensive Income (Loss)
                        (In thousands, except share data)

                                                                            For the year    For the year
                                                                                ended          ended
                                                                              June 30,        June 30,
                                                                                2006            2005
                                                                            ------------    ------------
Revenues                                                                    $     19,261    $     22,062
Cost of revenues                                                                   9,746           9,225
                                                                            ------------    ------------
Gross Profit                                                                       9,515          12,837
                                                                            ------------    ------------

Operating Expenses
Research and development                                                           3,089           2,665
Sales and marketing                                                                1,904           1,970
General and administrative                                                         4,489           4,389
Depreciation and amortization                                                      1,275           1,421
                                                                            ------------    ------------
Total Operating Expenses                                                          10,757          10,445
                                                                            ------------    ------------

Operating Income (Loss)                                                           (1,242)          2,392
                                                                            ------------    ------------

Other Income (Expense)
Interest expense                                                                    (130)           (105)
Gain on sale of property and equipment                                               224              --
Other, net                                                                            20             (12)
                                                                            ------------    ------------
Total other income (expense), net                                                    114            (117)
                                                                            ------------    ------------

Pre-tax income (loss) from continuing operations                                  (1,128)          2,275

Provision for income taxes                                                           714             337

                                                                            ------------    ------------
Income (loss) from continuing operations                                          (1,842)          1,938
Income from discontinued operations, net of tax                                      448              --
Gain on sale of discontinued operations                                              422              --
                                                                            ------------    ------------
Net Income (Loss)                                                                   (972)          1,938
Foreign currency translation gain                                                    (86)             32
                                                                            ------------    ------------
Total Comprehensive Income (Loss)                                           $     (1,058)   $      1,970
                                                                            ============    ============

Earnings (loss) per share attributed to common stockholders -
basic and diluted
    Net income (loss) from continuing operations                            $      (0.05)   $       0.06
    Discontinued operations                                                         0.02              --
                                                                            ------------    ------------
    Net income (loss)                                                       $      (0.03)   $       0.06
                                                                            ============    ============
Weighted average number of shares of common stock outstanding - basic and
diluted                                                                       33,651,233      30,701,671
                                                                            ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                              Aftersoft Group, Inc.
                 Consolidated Statements of Stockholders' Equity
                      (In thousands, except share amounts)

                                             Common Stock
                                                                                      Other
                                                                 Additional       Comprehensive      Retained
                                          Shares    Amount      Paid-in-Capital    Income (Loss)      Earnings         Total
Balance as of July 1, 2004               14,321,667     $  1 $         9,062    $        (334)     $         214   $       8,943
Acquisition of Car Parts Technologies    18,178,333        2          11,872                -                  -          11,874
Foreign currency translation                      -        -               -               32                  -              32
adjustments
Net income                                        -        -               -                -              1,938           1,938
                                        --------------------    ---------------  -----------------  --------------   ------------
Balance as of June 30, 2005              32,500,000        3          20,934             (302)             2,152          22,787
Shares issued in connection with          1,601,167        1              (1)               -                  -               -
merger with W3 Group, Inc.
Common stock issued to a consultant         470,000        -             499                -                  -             499
for services performed
Common stock issued for the                 500,000        -             530                -                  -             530
acquisition of software licenses
Foreign currency translation                      -        -               -              (86)                 -             (86)
adjustments
Net loss                                          -        -               -                -               (972)           (972)
                                        --------------------    ---------------  -----------------  --------------   ------------
Balance as of June 30, 2006              35,071,167     $  4 $        21,962    $        (388)     $       1,180   $      22,758
                                        ====================    ===============  =================  ==============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                              Aftersoft Group, Inc.
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                              For the year  For the year
                                                                                 ended          ended
                                                                                June 30,      June 30,
                                                                                 2006          2005
                                                                              -----------    -----------
Cash Flows from operating activities :
Net income (loss)                                                             $      (972)   $     1,938
Adjustments to reconcile net income (loss) to cash provided by (used in)
operating activities :
    Depreciation and amortization                                                   1,275          1,421
    Deferred income taxes                                                              --            118
    Gain on sale of property and equipment                                           (224)            --
    Gain on sale of discontinued operations                                          (422)            --
    Common stock issued for consulting services                                       499             --

    Changes in assets and liabilities (net of the effect of acquisition and divestiture) :
         Trade accounts receivable                                                   (752)           194
         Inventories                                                                  112            107
         Prepaid expenses and other assets                                           (126)           155
         Accounts payable                                                              18            542
         Taxes payable                                                                780            219
         Deferred revenue                                                            (305)        (4,497)
         Accrued expenses and other liabilities                                     1,587            386
                                                                              -----------    -----------
Net cash provided by (used in) operating activities                                 1,470           (189)
                                                                              -----------    -----------

Cash Flows from investing activities :
    Cash acquired in acquisition                                                       --            490
    Purchase of property and equipment                                                (62)          (311)
    Proceeds from the sale of property and equipment                                  103             --
    Capitalized software development costs                                           (551)          (285)
                                                                              -----------    -----------
Net cash used in investing activities                                                (510)          (106)
                                                                              -----------    -----------

Cash Flows from financing activities :
    Proceeds from related party advances                                              617            349
    Proceeds from long-term debt                                                       --            256
    Payment on long-term debt                                                      (1,043)          (155)
    Payments on related party advances                                               (219)            --
                                                                              -----------    -----------
Net cash (used in) provided by financing activities                                  (645)           450
                                                                              -----------    -----------

Effect of exchange rate changes                                                       (86)            32
                                                                              -----------    -----------
Net increase in cash                                                                  229            187
Cash at beginning of year                                                             194              7
                                                                              -----------    -----------
Cash at end of year                                                           $       423    $       194
                                                                              ===========    ===========

Continued

                              Aftersoft Group, Inc.
                Consolidated Statements of Cash Flows (Continued)
                                 (In thousands)

                                                                          For the year    For the year
                                                                             ended            ended
                                                                            June 30,        June 30,
                                                                              2006             2005
                                                                           ------------    ------------
Supplemental disclosures of cash flow information
    Cash paid during the year for :
         Interest                                                          $        130    $        105
         Income taxes                                                      $        182    $         15

    Non-cash investing and financing transactions during the year for :
         Settlement of note receivable by offsetting against amounts due
         to parent company                                                 $        510
         Shares issued for acquisition of software licenses                $        530
         Proceeds from sale of office equipment offset against
             amounts due to parent company                                 $        308
         Proceeds from sale of Euro Soft offset against amounts due to
             parent company                                                $        450

         Euro Software Services Limited divestiture :
             Accounts receivable                                           $        880
             Software licenses                                                      530
             Accounts payable                                                      (240)
             Income taxes payable                                                  (192)
             Gain on sale                                                           422
                                                                           ------------
                                                                            $     1,400
                                                                           ============

         Shares issued for Car Parts Technologies, Inc. acquisition :
             Cash                                                                          $        490
             Other current assets                                                                 1,132
             Property and equipment                                                                 140
             Other long-term assets                                                                  37
             Other current liabilities                                                           (3,264)
             Deferred income                                                                     (4,872)
             Long-term debt                                                                      (1,151)
             Other long-term liabilities                                                           (487)
             Goodwill                                                                            14,549
             Amortizable intangibles                                                              5,300
                                                                                           ------------
                                                                                           $     11,874
                                                                                           ============

The accompanying notes are an integral part of these consolidated financial statements.

                              AFTERSOFT GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2006 AND 2005

NOTE 1.       Summary of Significant Accounting Policies

Basis of Presentation

Aftersoft Group, Inc. (the "Company") is a subsidiary of Auto Data Network, Inc. ("ADN, Inc."), which owns approximately 93% of the outstanding common stock. Subsequent to year end, ADN, Inc. is in the process of distributing to its stockholders the shares it holds in the Company.

Aftersoft Group is a leading provider of business and supply chain management solutions primarily to automotive parts manufacturers, retailers, tire and service chains, independent installers and wholesale distributors in the automotive aftermarket. The Company conducts its businesses through wholly owned subsidiaries with operations in Europe and North America. MAM Software Limited ("MAM UK") is based in Sheffield, UK. Aftersoft Network N.A., Inc. is comprised of AFS Warehouse Distribution Management, Inc. and AFS Tire Management Inc., which are based in San Juan Capistrano, California and AFS Autoservice, Inc., which is based in Allentown, Pennsylvania.

On December 21, 2005, W3 Group, Inc. ("W3") consummated an Acquisition Agreement ("Agreement") to acquire all 1,500 of the outstanding shares of common stock of Old Aftersoft Group, Inc. ("Oldco") owned by ADN, Inc. in exchange for the issuance of 32,500,000 newly issued shares of W3, par value $0.0001 per share (the "Common Stock").

Pursuant to the Agreement and as a result of consummation of the Agreement, the existing shareholders of W3 owned 1,601,167 shares, or approximately 4.7% of the 34,101,167 total outstanding shares of the Common Stock and ADN, Inc. owned 32,500,000 shares or approximately 95.3% of the total outstanding shares. Concurrent with the closing of the transaction, the Board of Directors of W3 appointed three additional directors designated by ADN to serve until the next annual election of directors. In addition, concurrent with the close of the transaction, W3 (1) changed its corporate name from W3 Group, Inc. to Aftersoft Group, Inc., (2) changed its corporate address to California, and replaced the corporate officers. The acquisition was recorded as a reverse acquisition, whereby the assets and liabilities and 32,500,000 outstanding shares of common stock of Oldco (reported as a 21,667:1 stock split and reflected retroactively for all periods presented) were reported at their historical cost and the 1,601,167 shares of W3 reflected as being issued by the Company on December 21, 2005 as a corporate reorganization. In addition, the results of Oldco for all periods presented prior to the reverse acquisition are reported as the results of the Company.

The Company operates on a June 30 fiscal year end.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

Concentrations of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Cash

The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At June 30, 2006, the Company had $15,000 of balances in these accounts in excess of the FDIC insurance limits. For banks outside of the United States, the Company maintains its cash accounts at credit worthy financial institutions.

Customers

The Company performs periodic evaluations of its customers and maintains allowances for potential credit losses as deemed necessary. The Company generally does not require collateral to secure its accounts receivable. Credit risk is managed by discontinuing sales to customers who are delinquent. The Company estimates credit losses and returns based on management's evaluation of historical experience and current industry trends. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

No customer accounted for more than 10% of the Company's revenues during the years ended June 30, 2006 and 2005.

Segment Reporting

The Company adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires public companies to report selected segment information in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the product, services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The Company believes it operates in only one segment and as such has not presented additional segment disclosures.

Geographic Concentrations

The Company conducts business in the United States, Canada and the United Kingdom ("UK"). From customers' headquartered in their respective countries, the Company derives 1% of its revenues from Canada, 31% of its revenues from the United States, and 68% from its UK operations during the year ended June 30, 2006 compared to 1% from Canada, 42% from the United States and 57% from the UK for the year ended June 30, 2005. At June 30, 2006, the Company maintains 98% of its net property and equipment in the UK with the remaining 2% in North America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include, but are not limited to, the collectibility of accounts receivable, the recoverability of long-lived assets and valuation of deferred tax assets. Actual results could materially differ from those estimates.

Fair Value of Financial Instruments

The Company's consolidated financial instruments consist of cash, accounts receivable, related party loans, long-term debt, accounts payable and accrued expenses. The carrying values of such instruments classified as current, approximate their fair values as of June 30, 2006 due to their short-term maturities. The difference between the fair value and recorded values of the related party loans and long-term debt are not significant due to the lack of significant differential between current prevailing rates of similar instruments and the rates of the Company's non-current instruments.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Inventories

Inventories are stated at the lower of cost or current estimated market value. Cost is determined using the first-in, first-out method. Inventories consist primarily of hardware that will be sold to customers. The Company periodically reviews its inventories and records a provision for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Once established, write-downs of inventories are considered permanent adjustments to the cost basis of the obsolete or excess inventories.

Property and Equipment

Property and equipment are stated at cost, and are being depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the related lease terms. Equipment under capital lease obligations is depreciated over the shorter of the estimated useful lives of the related assets or the term of the lease. Maintenance and routine repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations.

Software Development Costs

Costs incurred to develop computer software products to be sold or otherwise marketed are charged to expense until technological feasibility of the product has been established. Once technological feasibility has been established, computer software development costs (consisting primarily of internal labor costs) are capitalized and reported at the lower of amortized cost or estimated realizable value. Purchased software development cost is recorded at its estimated fair market value. When a product is ready for general release, its capitalized costs are amortized using the straight-line method over a period of three years. If the future market viability of a software product is less than anticipated, impairment of the related unamortized development costs could occur, which could significantly impact the recorded net income (loss) of the Company.

Goodwill

Statement of Financial Accounting Standards No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets," addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition and after they have been initially recognized in the financial statements.

SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their useful lives. In addition, SFAS 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition.

SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. Goodwill will be subject to impairment reviews by applying a fair-value-based test at the reporting unit level, which generally represents operations one level below the segments reported by the Company. An impairment loss will be recorded for any goodwill that is determined to be impaired. The Company performs impairment testing on all existing goodwill at least annually. Based on its analysis, the Company's management believes that no impairment of the carrying value of its goodwill existed at June 30, 2006. There can be no assurance however, that market conditions will not change or demand for the Company's products and services will continue which could result in impairment of goodwill in the future.

Long-Lived Assets

The Company's management assesses the recoverability of other long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment, if any, is measured based on fair value and is charged to operations in the period in which long-lived asset impairment is determined by management. At June 30, 2006, the Company's management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Accordingly, software license revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product component has occurred, the fee is fixed and determinable, and collectibility is probable.

If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. In accordance with SOP 98-9, the Company accounts for delivered elements in accordance with the residual method when arrangements include multiple product components or other elements and vendor-specific objective evidence exists for the value of all undelivered elements. Revenues on undelivered elements are recognized once delivery is complete.

In those instances where arrangements include significant customization, contractual milestones, acceptance criteria or other contingencies (which represents the majority of the Company's arrangements), the Company accounts for the arrangements using contract accounting, as follows :

1) When customer acceptance can be estimated, expenditures are capitalized as work in process and deferred until completion of the contract at which time the costs and revenues are recognized.

2) When customer acceptance cannot be estimated based on historical evidence, costs are expensed as incurred and revenue is recognized at the completion of the contract when customer acceptance is obtained.

The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue in the accompanying consolidated balance sheets.

Revenues for maintenance agreements are recognized ratably over the terms of the service agreement.

Advertising Expense

The Company expenses advertising costs as incurred. For the years ended June 30, 2006 and 2005, advertising expense totaled $48,000 and $40,000, respectively.

Reorganization Expenses

During fiscal 2006, the Company incurred $999,000 of expenses related to the reverse merger and other related costs. These one-time expenses have been included within general and administration expenses in the consolidated statement of operations.

Foreign Currency

Management has determined that the functional currency of its subsidiaries is the local currency. Assets and liabilities of the UK subsidiary are translated into U.S. dollars at the year-end exchange rates. Income and expenses are translated at an average exchange rate for the year and the resulting translation gain (loss) adjustments are accumulated as a separate component of stockholders' equity, which totaled ($86,000) and $32,000 for the years ended June 30, 2006 and 2005, respectively.

Foreign currency gains and losses from transactions denominated in other than respective local currencies are included in income. The Company had no foreign currency gains (losses) for all periods presented.

Comprehensive Income

Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. For the years ended June 30, 2006 and 2005, the components of comprehensive income (loss) consist of foreign currency translation gains (losses).

Income Taxes

The Company accounts for domestic and foreign income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes."

Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. Deferred taxation is provided in full in respect of taxation deferred by timing differences between the treatment of certain items for taxation and accounting purposes.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share are computed based on the weighted average number of shares outstanding for the year. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding assuming all potential dilutive common shares were issued. Basic and diluted earnings (loss) per share are the same for the periods presented, as the Company has no dilutive securities.

The following is a reconciliation of the numerator and denominators of the basic and diluted earnings (loss) per share computation for the years ending June 30 :

                                                                2006            2005
                                                            ------------    ------------
Numerator for basic and diluted income (loss) per share :
Net income (loss) available to common stockholders          $   (972,000)   $  1,938,000

Denominator for basic and diluted
income (loss) per common share :
Weighted average number of shares of
common stock outstanding                                      33,651,233      30,701,671

Net income (loss) per common share
available to common stockholders                            $      (0.03)   $       0.06
                                                            ============    ============

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.

The cost will be measured based on the fair value of the equity or liability instrument used. Statement 123 (R) covers a wide range of share based compensation arrangements including share options, restricted share plans, performance based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No. 123 and supersedes APB25. The Company will be required to apply Statement 123(R) beginning July 1, 2006. The Company does not believe the adoption of Statement 123(R) will have a significant impact on its overall results of operations or financial position as it has no stock-based compensation arrangements as of June 30, 2006.


NOTE 2.       Acquisitions and Divestitures

Aftersoft Network N.A. Inc (Formerly CarParts Technologies Inc)

The accompanying consolidated statements of operations include the results of operations of the acquired entity from the date of acquisition.

On August 6, 2004, 100% of the stock of CarParts Technologies was acquired for stock of the Company valued at $11,874,262.

The purchase price was allocated to the fair value of the assets acquired, as follows :

Cash                                                       $    490,000
Current assets                                                1,132,000
Property and equipment                                          140,000
Other long-term assets                                           37,000
Other current liabilities                                    (3,264,000)
Deferred income                                              (4,872,000)
Long-term debt                                               (1,151,000)
Other long-term liabilities                                    (487,000)
                                                           ------------
Estimated fair value of tangible net liabilities assumed     (7,975,000)
Goodwill                                                     14,549,000
Amortizable intangibles                                       5,300,000
                                                           ------------
                                                           $ 11,874,000
                                                           ============

Euro Software Services Limited

On January 17, 2006, the Company acquired 100% of the outstanding common stock of Euro Software Services Limited ("Euro Soft") from a third party for 500,000 shares of its unregistered common stock valued at $1.06 per share (based on the closing price at the date of the transaction). As Euro Soft had no operations, customers, accounts receivable or accounts payable at that date, the Company considered the transaction an acquisition of software licenses.

On June 10, 2006, the Company sold 100% of the outstanding common stock of Euro Soft (which by then had its own operations) to a third party for $450,000 in cash and $950,000 and a non-interest bearing note due in installments of cash or publicly traded buyer stock of $450,000 in December 2006 and $500,000 in June 2007. The initial $450,000 cash payment was paid by the third party directly to ADN, Inc. in satisfaction of advances to the Company from ADN, Inc.

The operations of Euro Soft and its subsequent sale are considered discontinued operations.

The sale of Euro Soft resulted in a gain on the sale of discontinued operations as follows :

Accounts receivable sold                  $   880,000
Software licenses sold                        530,000
Accounts payable assumed                     (240,000)
Income taxes payable assumed                 (192,000)
                                          -----------
Net assets sold                               979,000
Consideration received                      1,400,000
                                          -----------
Gain on sale of discontinued operations   $   422,000
                                          ===========

     Included in discontinued operations of the Company are the following results of Euro Soft between January 17, 2006 and June 10, 2006 :

Revenues                                          $   880,000
Cost of sales                                         240,000
                                                  -----------
Income from operations                                640,000
Income taxes                                          192,000
                                                  -----------
Income from discontinued operations, net of tax   $   448,000
                                                  ===========

NOTE 3.       Transactions with Parent Company

The Company transferred its note receivable with a related party known as MAM North America, Inc. ("MAM North America") in the amount of $510,000, to ADN, Inc. ADN, Inc. agreed to accept the assignment for all the issued shares of MAM North America, Inc. from the Company and repaid the $510,000 note receivable on October 1, 2005 by allowing the Company to reduce its balance of loans due to ADN, Inc. Furthermore MAM North America has indemnified MAM UK against all past or current liabilities.

In fiscal 2006, the Company sold property and equipment to ADN, Inc. for a $308,000 reduction in advances due to the parent company, resulting in a gain on sale of $308,000.

From time to time ADN, Inc. advances funds to the Company. Such advances, totaling $14,000 at June 30, 2006, are non-interest bearing and currently have no specific due date.


NOTE 4.       Property and Equipment

Property and equipment consist of the following as of June 30, 2006 :

Leasehold improvements             $   120,000
Computer and office equipment           23,000
Equipment under capital leases         128,000
Furniture and equipment                269,000
                                   -----------
                                       540,000
Less :  Accumulated depreciation      (385,000)
                                   -----------
                                   $   155,000
                                   ===========

Depreciation expense on fixed assets for the years ended June 30, 2006 and 2005 was $241,000 and $254,000, respectively.

NOTE 5.       Intangible Assets

Intangible assets consist of the following as of June 30, 2006 :

Assets not subject to amortization :
Goodwill                                                                      $ 22,061,000
                                                                              ------------

Assets subject to amortization :
Completed software technology (9-10 years useful life) $ 3,213,000 Customer contracts / relationships (10 years useful life) 3,750,000 Automotive data services (20 years useful life) 346,000
                                                                              ------------
                                                                                 7,309,000
Less :  Accumulated amortization                                                (1,665,000)
                                                                              ------------
Amortizable intangible assets, net                                            $  5,644,000
                                                                              ============

Software development costs                                                    $  1,664,000
Less :  Accumulated amortization                                                  (408,000)
                                                                              ------------
Software development costs, net                                               $  1,256,000
                                                                              ============

For the years ended June 30, 2006 and 2005, the Company recognized amortization expense on its software development and goodwill costs of $1,034,000 and $1,167,000, respectively.

Estimated future amortization of intangibles is as follows :

                                                   Years Ending June 30,
                                                    -------------------

2007                                                       $  1,308,000
2008                                                          1,308,000
2009                                                            899,000
2010                                                            753,000
2011                                                            753,000
Thereafter                                                    1,879,000
                                                           ------------
Total                                                      $  6,900,000
                                                           ============

NOTE 6.       Long-Term Debt

Long-term debt consists of the following as of June 30, 2006 :

Notes payable to former owners of acquired businesses, bearing interest at 8%
per annum; payable in monthly installments of interest of $11,098 and increasing periodically to $20,905 through May 2007, at which time the remaining balance
is due, secured by certain assets of the Company                                   $    687,000

Note payable to former owners of acquired businesses, bearing interest at 9% per annum; payable in monthly installments of principal and interest of $13,177
through May 2007, secured by certain assets of the Company                              186,000

Capital lease obligations, with various interest rates ranging from 12% to 18%,
secured by related equipment, payable in installments through December 2009              31,000

Other                                                                                     4,000

                                                                                    ------------
                                                                                         908,000
Less : Current maturities                                                               (898,000)
                                                                                    ------------
                                                                                    $     10,000
                                                                                    ============

Future maturities of long-term obligations at June 30, 2006 are as follows :

                                                      Years Ending June 30,
                                                         --------------

2007                                                      $     898,000
2008                                                              8,000
2009                                                              1,000
2010                                                              1,000
                                                         --------------
Total                                                     $     908,000
                                                         ==============

NOTE 7.       Income Taxes

The Company has United States federal and state tax net operating loss carryforwards available for future periods of approximately $50 million at June 30, 2006, expiring through 2025. As a result of the changes in the ownership of the Company, as defined in Section 382 of the Internal Revenue Code, there may be limitations on the amount of net operating loss carry-forwards that may be utilized in the future, estimated at $11 million.

The provision for income taxes consists of the following for the years ended June 30, 2006 and 2005 :

                                      2006
           =============================================================
            USA Federal      USA State     UK Corporate        Total
           -------------   -------------   -------------   -------------
Current    $          --   $          --   $     714,000   $     714,000
Deferred              --              --              --              --
           -------------   -------------   -------------   -------------
Total      $          --   $          --   $     714,000   $     714,000
           =============   =============   =============   =============

                                      2005
           =============================================================
            USA Federal      USA State     UK Corporate        Total
           -------------   -------------   -------------   -------------
Current    $          --   $       2,000   $     217,000   $     219,000
Deferred              --              --         118,000         118,000
           -------------   -------------   -------------   -------------
Total      $          --   $       2,000   $     335,000   $     337,000
           =============   =============   =============   =============

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets consist of the following at June 30, 2006 :

Deferred tax assets :
     Net operating loss carryforwards         $ 6,416,000
     Deferred revenue                             604,000
     Long-term liabilities                        209,000
     Reserves and accruals                        150,000
                                              -----------
Total deferred tax assets                       7,379,000
                                              -----------
Deferred tax liabilities :
     Other acquired amortizable intangibles    (2,190,000)
     Software development costs                  (394,000)
     Depreciation and amortization               (319,000)
     State taxes                                 (351,000)
                                              -----------
Total deferred tax liabilities                 (3,256,000)
                                              -----------
     Valuation allowance                       (5,003,000)
                                              -----------
Net deferred tax liabilities                  $  (880,000)
                                              ===========

The Company believes that uncertainty exists with respect to future realization of the U.S. deferred tax assets and has established a valuation allowance for the full amount as of June 30, 2006. The Company established an allowance of approximately $4.5 million when it purchased CarParts Technologies.

The provision (benefit) for income taxes for the years ended June 30, 2006 and 2005 differs from the amount computed by applying the U.S. Federal income tax rates to net income (loss) from continuing operations before taxes as a result of the following :

                                                           June 30,       June 30,
                                                            2006           2005
                                                         -----------    -----------
Taxes at statutory rates applied to income (loss) from
  continuing operations before taxes                     $  (384,000)   $   773,000
                                                         -----------    -----------
State taxes, net of federal effect                           (68,000)        71,000
Non-deductible expenses                                       30,000         37,000
Research and development relief (UK)                              --        (51,000)
Differential in UK corporate tax rate                        113,000         (5,000)
Change in valuation allowance                              1,023,000       (488,000)
                                                         -----------    -----------
Total adjustments                                          1,098,000       (436,000)
                                                         -----------    -----------
Provision for income taxes                               $   714,000    $   337,000
                                                         ===========    ===========

NOTE 8.       Commitments and Contingencies

Legal Matters

From time to time, the Company is subject to various legal claims and proceedings arising in the ordinary course of business. The ultimate disposition of these proceedings could have a materially adverse effect on the financial position or results of operations of the Company.

The Company has been informed of a verdict against it in a litigation in the Court of Common Please of Allegheny County, Pennsylvania, in favor of Aidan McKenna totaling $3,555,000, which it intends to vigorously appeal. The Company filed a claim against McKenna for $1,000,000 for breach of contract alleging that McKenna continued to conduct business in the Open Webs Corporation in violation of the asset purchase agreement. The Company has made a provision of $1,650,000 in its legal expense accrual account to cover the cost of any final settlement with respect to this litigation as of June 30, 2006.

Homann Tire Ltd. filed a complaint against CarParts Technologies, Inc in California District Court on August 11, 2005. The complaint seeks $271,048 in damages and alleges breach of contract, breach of warranty and intentional and negligent misrepresentative. The Company maintains the complaint is without merit.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees and agents, as permitted under the laws of the State of Delaware. In connection with its facility leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. In connection with its customers' contracts, the Company indemnifies its customers in case the software sold violates any US patent. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated balance sheet.

Operating Leases

The Company leases its facilities and certain equipment pursuant to month-to-month and non-cancelable operating lease agreements that expire on various dates through August 2011. Terms of the leases provide for monthly payments ranging from $500 to $13,500. For the years ended June 30, 2006 and 2005, the Company incurred rent expense totaling approximately $600,000 and $643,000, respectively. Future annual minimum payments under non-cancelable operating leases are as follows :

                                                    Years Ending June 30,
                                                    -------------------

2007                                                      $     363,000
2008                                                            236,000
2009                                                             94,000
2010                                                             98,000
2011                                                            100,000
Thereafter                                                       17,000
                                                        ---------------
                                                          $     908,000
                                                        ===============

NOTE 9.       Stockholders' Equity

During the year ended June 30, 2006, the Company issued 1,601,167 shares in the W3 reorganization (see Note 1).

In 2006, 470,000 shares of common stock were issued to a consultant valued at $1.06 per share, for services relating to the W3 Group reverse merger and reported in general and administrative expenses.

The Company acquired software licenses in its transaction with Euro Soft during the year. The consideration was satisfied by the issuance of 500,000 common stock of the Company, valued at $1.06 per share (see Note 2).

NOTE 10.      Subsequent Events (unaudited)

On August 25, 2006, the Company, through a wholly owned subsidiary, Aftersoft Dealer Software Limited ("Aftersoft Dealer Software"), completed the acquisition (the "Acquisition") of EXP Dealer Software Limited ("EXP Dealer Software") from ADN, Inc. EXP Dealer Software owns and operates ADN, Inc's dealer management ("DMS") business. Pursuant to the terms of a Share Sale Agreement (the "Agreement") dated August 4, 2006 among the Company, Aftersoft Dealer Software and ADN, Inc., Aftersoft Dealer Software acquired 100% of the outstanding shares of EXP Dealer Software from ADN, Inc. in exchange for 28,000,000 shares of the Company's common stock. As the transaction is with the Company's majority shareholder, the net assets acquired will be recorded in the Company's books at their historical net book value, totaling a net deficit of approximately $500,000.

                            BACK COVER OF PROSPECTUS


                      DEALER PROSPECTUS DELIVERY OBLIGATION

UNTIL FEBRUARY________, 2009, (TWO YEAR ANNIVERSARY OF EFFECTIVE DATE) ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article Seventh of our Certificate of Incorporation states: "No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment."

Section 145 of the Delaware General Corporation Law authorizes us to indemnify any director or officer under prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being one of our directors or officers if it is determined that the person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Advanced Media pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

We estimate the following expenses in connection with this registration.

Securities and Exchange Commission registration fee ..............       $ 2,500
Printing costs ...................................................         2,500
Accounting fees and expenses .....................................        30,000
Legal fees and expenses ..........................................        45,000
Miscellaneous ....................................................         5,000
                                                                         -------

Total ............................................................       $85,000
                                                                         =======

None of the expenses incurred in connection with this registration are being paid by the Selling Majority Shareholder.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

The Company issued 470,000 shares of Common Stock to Brockington Securities in 2006 valued at $499,000 as consideration for consultation services in connection the Company's reorganization. The Company issued 500,000 shares of Common Stock to Euro Software Services Limited ("Euro Software") in 2006 valued at $530,000 in consideration for 100% of the issued and outstanding shares of Euro Software. The Company issued 16,750,000 shares of Common Stock to the shareholders of Dealer Software and Services Limited ("DSS") on February 1, 2007 in consideration for 100% of the issued and outstanding shares of DSS, to be valued at the net book value of DSS at that date since the transaction is a common control merger. The issuances of shares were exempt from registration in accordance with Section 4(2) of the Securities Act of 1933, as amended, (the "Act") as a transaction by the Company not involving any public offering and the purchasers met the "accredited investor" criteria required by the rules and regulations promulgated under the Act.

ITEM 27.  EXHIBITS.

The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:


EXHIBIT NO.                          DESCRIPTION OF EXHIBIT
----------     -----------------------------------------------------------------

3(i).1 Articles of Incorporation of Aftersoft Group, Inc. (the named W3 Group, Inc.) file with the Delaware Secretary of State on March 17, 2003.

3(i).2 State of Delaware Agreement of Meger Between W3 Group, Inc., a Delaware Domestic Corporation (now known as Aftersoft Group, Inc.) and W3 Group, Inc., a Colorado corporation regarding the merger of the two corporations with the survivor corporation being the Delaware corporation, which was filed with the Delaware Secretary of State on May 7, 2003.

3(i).3 Certificate of Amendment to Aftersoft Group, Inc.'s (then known as W3 Group, Inc.) Certificate of Incorporation increasing the authorized stock of the corporation to 110,000,000 shares, 100,000,000 in common stock, par value $0.0001 per share and 10,000,000 of preferred stock, pare value $0.0001 per share, while simultaneously effecting a fifteen (15) for one (1) reverse stock split, which was filed with the Delaware Secretary of State on April 20, 2005.

3(i).4 Certificate of Amendment to Certificate of Incorporation changing the name of the company to AFTERSOFT GROUP, INC. from W3 Group, Inc., filed with the Delaware Secretary of State on December 22, 2005.

3(ii) By Laws (incorporated by reference to Exhibit 3(ii) to the Company's Form 10-KSB filed on November 17, 2006)

4.1            Form of  Certificate  of Common  Stock (filed  herewith)

5.1 Opinion of Albright & Blum, P.C. regarding the legality of the securities being registered (filed herewith)

10.1 Share Sale Agreement relating to EXP Dealer Software Limited dated August 4, 2006 among Auto Data Network, Inc., Aftersoft Group, Inc. and Aftersoft Dealer Software Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 31, 2006).

10.2 Share Sale Agreement relating to Dealer Software and Services Limited dated February 1, 2007 between Aftersoft Group, Inc. and Auto Data Network, Inc. (incorporated by reference to Exhibit
               10.1 to the Company's Current Report on Form 8-K filed on February 7, 2007)

13.1 Form 10-QSB for the quarter ended September 30, 2006 filed on November 17, 2006 (incorporated by reference )

13.2 Form 10-QSB for the quarter ended December 31, 2006 filed on February 14, 2007 (incorporated by reference)

21             List of subsidiaries (filed herewith)

23.1           Consent of Corbin & Company LLP

23.2           Consent of Albright & Blum, P.C (See Exhibit 5.1 filed herewith)

ITEM 28.  UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any additional or changed material information on the plan of distribution;

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2, as amended, and authorized this registration statement to be signed on its behalf by the undersigned, in London, UK, on February 16, 2007.

                                    AFTERSOFT GROUP, INC.
                                    A Delaware corporation, Registrant


                                    By:    /S/ IAN WARWICK
                                       ----------------------------------------
                                           IAN WARWICK
                                           Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


     SIGNATURE                          TITLE                        DATE
     ---------                          -----                        ----

/s/ Ian Warwick             Chairman, Chief Executive          February 16, 2007
-----------------------     Officer and Director
                            (Principal Executive Officer)
Ian Warwick


/s/ Michael O'Donnell       Chief Financial Officer and        February 16, 2007
-----------------------     Director
Michael O'Donnell           (Principal Financial Officer)


/s/ Michael Jamieson        Chief Operating Officer and        February 16, 2007
-----------------------     Director
Michael Jamieson

                                 EXHIBITS INDEX

EXHIBIT NO.                          DESCRIPTION OF EXHIBIT
----------     -----------------------------------------------------------------

3(i).1 Articles of Incorporation of Aftersoft Group, Inc. (the named W3 Group, Inc.) file with the Delaware Secretary of State on March 17, 2003.

3(i).2 State of Delaware Agreement of Meger Between W3 Group, Inc., a Delaware Domestic Corporation (now known as Aftersoft Group, Inc.) and W3 Group, Inc., a Colorado corporation regarding the merger of the two corporations with the survivor corporation being the Delaware corporation, which was filed with the Delaware Secretary of State on May 7, 2003.

3(i).3 Certificate of Amendment to Aftersoft Group, Inc.'s (then known as W3 Group, Inc.) Certificate of Incorporation increasing the authorized stock of the corporation to 110,000,000 shares, 100,000,000 in common stock, par value $0.0001 per share and 10,000,000 of preferred stock, pare value $0.0001 per share, while simultaneously effecting a fifteen (15) for one (1) reverse stock split, which was filed with the Delaware Secretary of State on April 20, 2005.

3(i).4 Certificate of Amendment to Certificate of Incorporation changing the name of the company to AFTERSOFT GROUP, INC. from W3 Group, Inc., filed with the Delaware Secretary of State on December 22, 2005.

3(ii) By Laws (incorporated by reference to Exhibit 3(ii) to the Company's Form 10-KSB filed on November 17, 2006)

4.1            Form of  Certificate  of Common  Stock (filed  herewith)

5.1 Opinion of Albright & Blum, P.C. regarding the legality of the securities being registered (filed herewith)

10.1 Share Sale Agreement relating to EXP Dealer Software Limited dated August 4, 2006 among Auto Data Network, Inc., Aftersoft Group, Inc. and Aftersoft Dealer Software Limited (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 31, 2006).

10.2 Share Sale Agreement relating to Dealer Software and Services Limited dated February 1, 2007 between Aftersoft Group, Inc. and Auto Data Network, Inc. (incorporated by reference to Exhibit
               10.1 to the Company's Current Report on Form 8-K filed on February 7, 2007)

13.1 Form 10-QSB for the quarter ended September 30, 2006 filed on November 17, 2006 (incorporated by reference )

13.2 Form 10-QSB for the quarter ended December 31, 2006 filed on February 14, 2007 (incorporated by reference)

21             List of subsidiaries (filed herewith)

23.1           Consent of Corbin & Company LLP

23.2           Consent of Albright & Blum, P.C (See Exhibit 5.1 filed herewith)


                                      EX-1